U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 AMENDMENT NO. 2
                                       TO
                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

                         Under Section 12(b) or 12(g) of
                       The Securities Exchange Act of 1934

                               POWER DIRECT, INC.
             (Exact name of registrant as specified in its charter)


          DELAWARE                                      52-2132622
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)


1288 Alberni Street, Suite 806, Vancouver, British Columbia, Canada    V6E 4N5
      (Address of registrant's principal executive offices)           (Zip Code)


                                  604.664.0484
              (Registrant's Telephone Number, Including Area Code)

Securities to be registered under Section 12(b) of the Act:


Title of Each Class                              Name of Each Exchange on which
to be so Registered:                             Each Class is to be Registered:
     None                                                    None

Securities to be registered under Section 12(g) of the Act:

Common Stock, Par Value $.0001
     (Title of Class)


                                   Copies to:

                              Thomas E. Stepp, Jr.
                             Stepp & Beauchamp, LLP
                           1301 Dove Street, Suite 460
                         Newport Beach, California 92660
                                  949.660.9700
                             Facsimile: 949.660.9010


                                  Page 1 of 26
                     Exhibit Index is specified on Page 23

                               POWER DIRECT, INC.,
                             a Delaware corporation

        Index to Amendment No. 2 to Registration Statement on Form 10-SB


Item Number and Caption                                                      Page
-----------------------                                                      ----

1.    Description of Business                                                  3

2.    Management's  Discussion and Analysis of Financial Condition
      and Results of Operations                                               14

3.    Description of Property                                                 16

4.    Security Ownership of Certain Beneficial Owners and Management          17

5.    Directors, Executive Officers, Promoters and Control Persons            17

6.    Executive Compensation - Remuneration of Directors and Officers         19

7.    Certain Relationships and Related Transactions                          19

8.    Description of Securities                                               20

PART II

1.    Market Price of and Dividends on the Registrant's
      Common Equity and Related Stockholder Matters                           20

2.    Legal Proceedings                                                       21

3.    Changes in and Disagreements with Accountants                           22

4.    Recent Sales of Unregistered Securities                                 22

5.    Indemnification of Directors and Officers                               24

PART F/S

Financial Statements                                                    F-1 through F-17

PART III

1(a). Index to Exhibits                                                       25

1(b). Exhibits                                                                E-1

      Signatures                                                              26

Item 1. Description of Business.

Power Direct, Inc. (the "Company") was incorporated in the State of Delaware on September 13, 1993, and maintains its principal executive offices at1288 Alberni Street, Suite 806, Vancouver, BC V6E 4N5. The Company's offices in the United States are located at 4291 Meridian Street, Suite 29, Bellingham, WA 98226. The Company is currently listed on the Over-the-Counter Bulletin Board Quotation Service under the symbol PWDR and is filing this Registration Statement on Form 10-SB in order to meet the current rules promulgated by the Securities and Exchange Commission.

For purposes of clarification, anytime that "US$" appears in this Registration Statement, it means the currency of the United States of America, unless otherwise stated. Anytime that "CDN$" appears, it means the currency of Canada, in Canadian dollars.

The Company was inactive from January 1, 1996, through November 1, 1998. In November 1998 the Company began the process of identifying available interests in oil and natural gas producing properties. On January 15, 1999, the Company entered into a letter of intent with Rising Phoenix Development Group Ltd., a Canadian corporation, located in Vancouver, British Columbia, Canada ("Rising Phoenix"), to acquire all the assets of Rising Phoenix, including that corporation's interest in the oil and natural gas rights on 6,360 acres located in the Powder River Basin of eastern Wyoming (the "Wyoming Property"). That letter of intent specifies that the Company must, among other things, pay Rising Phoenix seventy-five thousand dollars (US$75,000) and, further, issue 3,800,000 shares of its common stock to Rising Phoenix to complete the acquisition of the assets of Rising Phoenix. The letter of intent also provides that the Company will appoint no more than three directors from Rising Phoenix's board of directors to the Company's board of directors. The Company paid Rising Phoenix a prepayment advance of Twenty-Five Thousand Dollars (US$25,000) on January 27, 1999. On or about February 24, 1999, the Company made a second prepayment advance to Rising Phoenix of Ten Thousand Dollars (US$10,000). On or about March 29, 1999, the Company made the third repayment advance of Ten Thousand Dollars (US$10,000). On or about April 7, 1999, the fourth prepayment advance of Ten Thousand Dollars (US$10,000) was made by the Company. The Company made the fifth payment of Ten Thousand Dollars (US$10,000) and the final payment of Ten Thousand Dollars (US$10,000) on or about April 26, 1999, and on or about May 26, 1999, respectively. The Company has not transferred any of its common stock to Rising Phoenix to complete this transaction. According to the letter of intent, the Company is to assume all of Rising Phoenix's financial obligations pertaining to the Wyoming Property as of January 31, 1999. In return, Rising Phoenix agreed to deliver the Wyoming Property in good title and assign to the Company its joint venture agreement with Derek Resources Corporation ("Derek Resources"). Pursuant to that joint venture agreement, Derek Resources agreed to provide up to a maximum of Three Million Five Hundred Thousand Dollars (US$3,500,000) of improvements on or before December 31, 2000, on the Wyoming Property in exchange for a 75% working interest in the Wyoming Property. The Company anticipates that the site construction will commence sometime early in the year 2000. Negotiations have begun with Bateman Engineering, Inc. and its associate company, Silvertip Project Partners, Inc., to provide development, financing and construction of a pilot production facility. If Derek Resources successfully meets its obligations under the joint venture agreement, the Company will own a 25% working interest in the Wyoming Property. If Derek Resources fails to meet its obligations under the joint venture agreement, the Company will obtain a 100% working interest in the Wyoming Property, including all of the improvements financed by Derek Resources. There are no proven oil or gas reserves on the Wyoming Property.

On January 26, 1999, the Company signed a letter of agreement with I.T.A. Enterprises, Inc. ("I.T.A."), a Canadian company, to acquire and own a 42% working interest in a natural gas project in west central Alberta (the "Alberta Property"). This letter of agreement requires the Company to provide 42% of the costs for the three-phase project, which are estimated in the letter of agreement to be Two Hundred Thousand Dollars (CDN$200,000). As of June 10, 1999, the Company had advanced I.T.A. a total of Twenty Thousand Three Hundred Ninety Three Dollars (US$20,393) toward the Alberta Property project. The working interest acquired will be subject to a 10% gross overriding royalty (that is, 4.2% of the 42% working interest shall be payable directly to Nicholas Baiton, the royalty holder). To date, the Company has paid a deposit of eight thousand four hundred dollars (CDN$8,400) to I.T.A. pursuant to the terms of the agreement. It was agreed between I.T.A. and the Company that the $8,400 deposit would be used for prospect fees and that the Company will receive a refund of any unused portion of that deposit. Within ten (10) days of I.T.A. providing the Company with an "Authority for Expenditures" and a cash call for Phases I and II of the development of the Alberta Property, the Company will be required to advance seventy five thousand six hundred dollars (CDN$75,600) to I.T.A., representing the balance of the Company's 42% of the estimated costs. There can be no assurance that the Company will have sufficient funds available to meet this obligation in the time frame required by the letter of agreement. There are no proven oil or gas reserves on the Alberta Property.

On February 15, 1999, the Company signed a letter of intent to acquire and own up to a 51% ownership interest in LANSource Technologies, Inc., a Canadian company ("LANSource"). LANSource is a developer of fax and data communications software. LANSource's primary products are WINport, a modem-sharing application and FAXport, a group of software products which allows users to send and receive faxes from their desktop computer or through their e-mail system. WINport, FAXport, and other LANSource products are distributed through Tech Data US, Tech Data Canada, Ingram Micro Canada, Ingram USA, Ingram UK, Ingram Italy, EMJ Date Systems Canada, EMJ USA, Merisel US and Micro Central. WINport is currently available in 12 languages and is distributed worldwide. In order to purchase the first 12.5% ownership interest in LANSource, the Company was required to make, on or before March 1, 1999, a total non-refundable deposit of three hundred thousand dollars (CDN$300,000), which payment was timely made to LANSource by the Company. The letter of intent contemplated that, on or before March 31, 1999, the Company and LANSource would enter into a formal Purchase and Sale Agreement. Upon the execution of that agreement, the Company would be required to make an additional non-refundable deposit of two hundred thousand dollars (CDN$200,000). The letter of intent also stated that in the event that the parties, for whatever reason, were unable to finalize the Purchase and Sale Agreement by March 31, 1999, than the whole transaction between the Company and LANSource would be considered null and void and LANSource would be entitled to retain all deposits. Because of delays by LANSource in preparing the formal Purchase and Sale Agreement, as of April 8, 1999, the Company and LANSource had not finalized a formal agreement. The Company is taking appropriate action to resolve this dispute with LANSource. In the event this dispute is resolved, and a formal Purchase and Sale Agreement is finalized, then the Company plans to meet its obligation to make additional deposits of Five Hundred Thousand Dollars (CDN$500,000) and One Million Dollars (CDN$1,000,000). There is no assurance that the Company can meet those financial obligations. Should the Company meet the aforementioned financial obligations, the Company will have the option to purchase an additional 12.5% interest in LANSource for Three Million Dollars (CDN$3,000,000) by delivering such funds to LANSource on or before September 30, 1999. Should the Company successfully acquire 25% of LANSource, it will then have the option to purchase an additional 26% ownership interest by delivering Twenty Million Dollars (CDN$20,000,000) to LANSource on or before September 30, 2000. Moreover, the letter of intent provided that the Company would issue 1,200,000 restricted shares of common stock to Marc Bisnaire, the President of LANSource, on the signing of the letter of intent. Those shares have not yet been issued. In addition, the Company is required to deliver to Mr. Bisnaire an additional 1,200,000 restricted shares of its common stock should it elect to purchase the additional 12.5% interest in LANSource. The Company's ownership interest in LANSource is contingent upon the Company making payments to LANSource in specific installments, and there is presently a dispute between the Company and LANSource regarding the Company's acquisition of that ownership interest. The Company's ownership interest in LANSource is also contingent upon the issuance, by the Company, of certain shares of its common stock to Marc Bisnaire, President of LANSource, which shares have not been issued. The Company is taking and will continue to take, the action it believes is appropriate to resolve its dispute with LANSource.

On or about June 18, 1999, the Company entered into an Asset Purchase Agreement ("J&S Agreement") with J&S Overseas Holdings, of Grand Cayman, Cayman Islands ("J&S Overseas"). Pursuant to the J&S Agreement, the Company agreed to purchase from J&S Overseas, and J&S Overseas agreed to sell, an URL registered as "CardStakes.com". In exchange for the URL, the Company agreed to pay US$240,000 and grant to J&S Overseas the rights to purchase 1,000,000 shares of the Company's $.0001 par value common stock. These rights are exercisable at a purchase price of US$0.30 per share, and all shares purchased will be "restricted securities" subject to the limitations and restrictions regarding resale and distribution specified by Rule 144. As of September 15, 1999, The Company had met all of its financial obligations under the J&S Agreement.

On or about September 1, 1999, the Company entered into an Asset Purchase Agreement ("Holm Agreement") with Holm Investment Ltd., a Canadian corporation ("Holm"). Pursuant to the Holm Agreement, the Company agreed to purchase from Holm, and Holm agreed to sell to the Company, three (3) Universal Resource Locators ("URL's") registered as "GREETINGCARDLOTTO.NET", "E-CARDLOTTO.NET" and "CARDLOTTO.NET". In exchange for the 3 URL's, the Company agreed to issue Holm 1,000,000 warrants to purchase the Company's $.0001 par value common stock at a purchase price of US$0.25 per share. The warrants are exercisable for a period of two (2) years from the date of issuance and all common stock purchased pursuant to those warrants will be "restricted securities" subject to the limitations and restrictions regarding resale and distribution specified by Rule 144. The warrants have not been issued. The Company anticipates that the sale will close in or around November of 1999.

Business of Company's Subsidiary. On February 19, 1999, the Company caused PDTech.com, a Nevada corporation, to be formed as a subsidiary of the Company. On or about June 8, 1999, PDTech.com changed its name to CardStakes.com. The Company anticipates that CardStakes.com will invest in Internet companies and related technology, and further anticipates that the Company's interest in LANSource, when and if acquired as specified below, will be transferred to this new subsidiary.

On or about April 28, 1999, the Company entered into a licensing agreement ("Compte Agreement") with Compte De Sierge Accomodative Corp., a corporation incorporated in Panama City, Panama ("Compte De Sierge"). Compte De Sierge worked in association with a group of programmers doing business as E-Card. The Compte Agreement specifies, among other things, that the Company will have the worldwide right to utilize and commercially exploit certain software systems and related proprietary technology relating to the operation of the Greeting Card
Lotto, hereinafter referred to as "CardStakes.com". The CardStakes.com technology was developed and designed by Mr. Conrado Beckerman, a director of Compte De Sierge, and a team of programmers hired by CardStakes.com. CardStakes.com has not produced any historical revenue upon which an estimate of potential revenue can be determined.

The Compte Agreement also provides for three equal cash payments of CDN$100,000 to Compte by the Company as partial consideration pursuant to the Compte
Agreement.  The  first  such  payment  was  due  upon  execution  of the  Compte
Agreement; the second payment is due upon completion of the first phase of testing; and the third payment is due upon completion of the second phase of testing. The Compte Agreement also provides that the Company shall issue 6,000,000 shares of its $.0001 par value common stock in two separate issuance transactions, each of 3,000,000 shares. All such shares shall be "restricted shares" subject to the limitations and restrictions regarding resale and distribution specified by Rule 144. The first issuance was to occur upon execution of the Compte Agreement, and the second issuance shall occur upon the commencement of operations of CardStakes.com, as specified in the Compte Agreement. As of May 13, 1999, the Company had paid CDN$100,000 and issued 3,000,000 shares of the Company's $.0001 par value common stock as per the Compte Agreement. On July 6, 1999, with the completion of the first phase of testing, the Company made the second payment of CDN$100,000 pursuant to the Compte Agreement. As of September 15, 1999, the second phase of testing had not been completed. As such, the Company had not yet paid Compte De Sierge the third CDN$100,000 installment or issued the final 3,000,000 shares. On or about August 16, 1999, with the completion of the second phase of testing, the Company requested that Compte De Sierge provide the Company with duplicate copies of all Compact Discs and files necessary for the operation of CardStakes.com. E-Card had custody and control of those items requested by Power Direct. On or about August 23, 1999, Compte De Sierge denied the Company's request stating that a conflict among its programmers and E-Card prevented delivery of such items. This denial by Compte De Sierge effectively negated any and all contractual obligations the Company had to Compte De Sierge under the Compte Agreement. On or about August 30, 1999, a meeting between the principals of Compte De Sierge and the Company was held, whereby Compte De Sierge agreed to discontinue any further association or involvement with E-Card. Compte De Sierge also agreed to retain new programmers. Compte De Sierge also agreed to revise and amend the April 28, 1999 agreement to reflect the above change. Compte De Sierge and the Company agreed to change the title of the agreement to the "Proprietary Technology Usage - License Agreement" (Attached as an Exhibit to this Amendment No. 2 to the Company's Registration Statement on Form 10-SB). As of November 1, 1999, Power Direct has met all of its financial obligations pursuant to the Compte Agreement. Except for the contractual relationship between Power Direct and Compte De Sierge memorialized in the Compte Agreement, and the consulting services provided to CardStakes.com by Mr. Beckerman, there are no other affiliations or relationships between either the Company and Compte De Sierge or CardStakes.com and Compte De Sierge.

On or about May 5, 1999, the Company agreed to enter into an Asset Purchase Agreement ("On-line Agreement") with On-line Asset Courtesy Inc., a corporation incorporated in Panama City, Panama ("On-line"). Pursuant to the On-line

Agreement, The Company agreed to purchase from On-Line, and On-line agreed to sell, an Universal Resource Locator (URL) registered as "GREETINGCARDLOTTO.COM", as well as associated URLs registered as "E-CARDLOTTO.COM" and "CARDLOTTO.COM". An URL is the address of a page on the World Wide Web. Every web page has an URL that identifies it uniquely, and which provides enough information for any computer connected to the Internet to locate it. In exchange for the three (3) URL's, the Company agreed to issue to On-line 2,000,000 warrants to purchase the Company's $.0001 par value common stock at a purchase price of US$0.25 per share. The warrants were to be exercisable for a period of two (2) years from the date of issuance and all common stock purchased pursuant to those warrants will be "restricted securities" subject to the limitations and restrictions regarding resale and distribution specified by Rule 144. However, because the On-line Agreement was never executed by all parties, the 2,000,000 warrants were never issued, and the On-Line never delivered the right to the 3 URL's. The Company and On-line have since mutually agreed to terminate their relationship due to On-line's nonperformance. Except for the proposed contractual relationship between the Company and On-line, there are no other relationships or affiliations between either the Company and On-line or CardStakes.com and On-line.

The Compte Agreement provides that the Company may grant sublicenses to third parties on terms agreeable to Compte De Sierge with respect to the proprietary technology. On or about June 15, 1999, CardStakes.com became such a third party licensee. On or about that date, the Company and CardStakes.com entered into a licensing agreement whereby CardStakes.com acquired 51% of the Company's rights, title and interest under the Compte Agreement. The result is that CardStakes.com has the right to utilize and commercially exploit certain software and related proprietary technology allowing for the marketing and sale of greeting cards over the Internet. The technology licensed from Compte De Sierge also allows CardStakes.com to conduct a scratch and win whereby the winners are awarded cash prizes and coupons. In exchange for the rights in the Compte Agreement, CardStakes.com issued to the Company 9,106,123 shares of CardStakes.com's $.0001 par value common stock. The Company and CardStakes.com valued those assets at $1,470,000 based on the Company's historical cost basis. Any and all assets acquired by CardStakes.com from the Company will be recorded in CardStakes.com's financial statements at the Company's historical cost basis. On or about August 16, 1999, Power Direct distributed 2,199,779 shares of the Company's $.0001 par value common stock to Power Direct shareholders as dividends.

The URL, Cardstakes.com (http://www.cardstakes.com), is a website featuring electronic greeting cards and retail merchandise link. The electronic Greeting Card is sent to the recipient via e-mail enabling the recipient to play a "Scratch and Win" ticket for cash, prizes and coupons. The retail merchandise links allow the sender to purchase a gift if the sender so desires.

The Greeting Card Industry. The Company believes that the sale of greeting cards over the Internet represents a world-wide market of over US$15 Billion per year. Cardstakes.com will be the leader in this industry by being the first Internet site to combine a greeting card and a scratch and win entry. CardStakes.com's cards will feature special effects, animation, music, and custom design abilities.

The Company believes that the traditional greeting card industry is a large and thriving business. According to the Greeting Card Association ("GCA"), an organization representing card publishers and allied members of the greeting card industry organized to provide a forum to educate, communicate and share ideas among greeting card publishers and suppliers, in 1998, the purchase of over 7 billion greeting cards by American consumers generated a total of $7.5 billion in U.S. retail sales. Of the total greeting cards purchased annually, roughly half are seasonal and the remaining half are everyday cards. The Company believes that sales of alternative cards, especially non-occasion cards, are also on the increase.

On or about May 20, 1999, the Company commissioned the firm of Hall, Dickler, Kent, Freidman & Wood of New York, New York, to provide a legal opinion regarding the operation of the Internet greeting card scratch and win by the Company's subsidiary, CardStakes.com. The opinion provided by Hall, Dickler, Kent, Freidman & Wood provided that the scratch and win activities proposed by CardStakes.com fall under the sweepstakes and promotions laws of the United States allowing residents of the United States to freely participate in sending and receiving CardStakes.com's electronic greeting card, while also enabling the recipient to play a scratch and win ticket for cash, prizes and coupons.

Hall, Dickler, Kent, Freidman & Wood concluded that the promotion conducted by CardStakes.com could be permissibly conducted in all United States targeted jurisdictions.

Competition in Oil and Natural Gas Production. Competition in the oil and natural gas production industry is intense. The Company will encounter intense competition from other companies and entities in virtually all phases of the oil and gas industry. The Company will compete to identify and acquire both existing producing wells and undeveloped leases as acquisition candidates. If the Company produces oil and gas in commercial quantities, it will encounter significant competition in the sale of its oil and gas production. Many of these competitors have greater financial and other resources, and more experience in the oil and gas industry, than the Company. The Company competes directly with other companies and businesses that have developed, and are in the process of developing, exploration and drilling technologies which may provide those competitors with an advantage over the Company. The Company believes it will encounter competition from other oil and natural gas companies in all areas of its operations, including the acquisition of exploratory prospects and proven properties.

The Company's competitors include major integrated oil and natural gas companies and numerous independent oil and natural gas companies, individuals, and drilling and income programs. Many of its competitors are large, well-established companies with substantially larger operating staffs and greater capital resources than those of the Company and which, in many instances, have been engaged in the oil and natural gas business for a much longer time than the Company. Such companies may be able to pay more for exploratory prospects and productive oil and natural gas properties and may be able to identify, evaluate, bid for and purchase a greater number of properties and prospects than the Company's financial or human resources permit. In addition, such companies may be able to expend greater resources on the existing and changing technologies that the Company believes are and will be increasingly important to the current and future success of oil and natural gas companies. The Company's ability to explore for oil and natural gas prospects and to acquire additional properties in the future will be dependent upon its ability to conduct its operations, to evaluate and select suitable properties and to consummate transactions in this highly competitive environment.

The oil and gas industry is characterized by rapid and significant technological advancements and introductions of new products and services utilizing new technologies. As others use or develop new technologies, the Company may be placed at a competitive disadvantage, and competition may force the Company to implement such new technologies at substantial cost. In addition, other oil and gas companies may have greater financial, technical and personnel resources that allow them to enjoy technological advantages and may in the future allow them to implement new technologies before the Company. There can be no assurance that the Company will be able to respond to such competitive pressures and implement such technologies on a timely basis or at an acceptable cost. One or more of the technologies currently utilized by the Company or implemented in the future may become obsolete. In such case, the Company's business, financial condition and results of operations could be materially adversely affected. If the Company is unable to utilize the most advanced commercially available technology, the Company's business, financial condition and results of operations could be materially and adversely affected.

Oil and Gas Regulation in the United States. The Company's operations are subject to various types of regulation by federal, state and local agencies. Such regulations impose a comprehensive statutory and regulatory scheme with respect to oil and natural gas operations. Among other things, these regulations provide for (i) new well permits and well registration requirements, procedures and fees; (ii) minimum well spacing requirements; (iii) restrictions on well locations and underground gas storage; (iv) certain well site restoration, groundwater protection and safety measures; (v) landowner notification requirements; (vi) certain bonding or other security measures; (vii) various production reporting requirements; (viii) well plugging standards and procedures; (ix) broad state regulatory enforcement powers; (x) limitations on the rate of allowable oil and gas production; (xi) the method of drilling and casing wells; (xii) the surface use and restoration of properties upon which wells are drilled; (xiii) the plugging and abandoning of wells; and (xiv) the disposal of fluids used in connection with operations. The availability of a ready market for oil and gas production depends upon numerous factors beyond the Company's control. These factors include regulation of oil and natural gas production, federal and state regulations governing environmental quality and pollution control, state limits on allowable rates of production by well or pro-ration unit, the amount of oil and natural gas available for sale, the availability of adequate pipeline and other transportation and processing facilities and the marketing of competitive fuels. For example, a productive natural gas well may be "shut-in" because of an oversupply of natural gas or lack of an available natural gas pipeline in the areas in which the Company may conduct operations. State and federal regulations generally are intended to prevent waste of oil and natural gas, protect rights to produce oil and natural gas between owners in a common reservoir, control the amount of oil and natural gas produced by assigning allowable rates of production and control contamination of the environment. Pipelines are subject to the jurisdiction of various federal, state and local agencies. The Company is also subject to changing and extensive tax laws, the effects of which cannot be predicted. The following discussion summarizes the regulation of the United States oil and gas industry. The Company believes that it is in substantial compliance with the various statutes, rules, regulations and governmental orders to which the Company's operations may be subject, although there can be no assurance that this is or will remain the case. Moreover, such statutes, rules, regulations and government orders may be changed or reinterpreted from time to time in response to economic or political conditions, and there can be no assurance that such changes or reinterpretations will not materially adversely affect the Company's results of operations and financial condition. The following discussion is not intended to constitute a complete discussion of the various statutes, rules, regulations and governmental orders to which the Company's operations may be subject.

Regulation of Oil and Natural Gas Exploration and Production. The Company's operations are subject to various conservation laws and regulations. These include the regulation of the size of drilling and spacing units or proration units and the density of wells that may be drilled; and the pooling of oil and gas properties. In this regard, some states allow the forced pooling or integration of tracts to facilitate exploration while other states rely primarily or exclusively on voluntary pooling of lands and leases. In areas where pooling is voluntary, it may be more difficult to form units, and, therefore, more difficult to develop a project if the operator owns less than 100% of the leasehold. In addition, state conservation laws establish maximum rates of production from oil and natural gas wells, generally prohibit the venting or flaring of natural gas and impose certain requirements regarding the ratability of production. The effect of these regulations may limit the amount of oil and natural gas the Company will be able to produce from its wells and may limit the number of wells or the locations at which the Company can drill. The regulatory burden on the oil and gas industry increases the Company's costs of doing business and, consequently, affects its profitability. Inasmuch as such laws and regulations are frequently expanded, amended and reinterpreted, the Company is unable to predict the future cost or impact of complying with such regulations.

Regulation of Sales and Transportation of Natural Gas. Federal legislation and regulatory controls have historically affected the price of natural gas produced by the Company and the manner in which such production is transported and marketed. Under the Natural Gas Act of 1938, the Federal Energy Regulatory Commission (the "FERC") regulates the interstate transportation and sale in interstate commerce of natural gas. The FERC's jurisdiction over interstate natural gas sales was substantially modified by the Natural Gas Policy Act, pursuant to which the FERC continued to regulate the maximum selling prices of certain categories of gas sold in "first sales" in interstate and intrastate commerce. Effective January 1, 1993, however, the Natural Gas Wellhead Decontrol Act (the "Decontrol Act") deregulated natural gas prices for all "first sales" of natural gas, including all sales by the Company of its own production. As a result, all of the Company's domestically produced natural gas may now be sold at market prices, subject to the terms of any private contracts which may be in effect. The FERC's jurisdiction over natural gas transportation was not affected by the Decontrol Act.

The Company's natural gas sales are affected by intrastate and interstate gas transportation regulation. Beginning in 1985, the FERC adopted regulatory changes that have significantly altered the transportation and marketing of natural gas. These changes were intended by the FERC to foster competition by, among other things, transforming the role of interstate pipeline companies from wholesaler marketers of gas to the primary role of gas transporters. All gas marketing by the pipelines was required to be divested to a marketing affiliate, which operates separately from the transporter and in direct competition with all other merchants. As a result of the various omnibus rule making proceedings in the late 1980s and the individual pipeline restructuring proceedings of the early to mid-1990s, the interstate pipelines are now required to provide open and nondiscriminatory transportation and transportation-related services to all producers, gas marketing companies, local distribution companies, industrial end users and other customers seeking service. Through similar orders affecting intrastate pipelines that provide similar interstate services, the FERC expanded the impact of open access regulations to intrastate commerce. More recently, the FERC has pursued other policy initiatives that have affected natural gas marketing. Most notable are (i) the large-scale divestiture of interstate pipeline-owned gas gathering facilities to affiliated or non-affiliated companies, (ii) further development of rules governing the relationship of the pipelines with their marketing affiliates, (iii) the publication of standards relating to the use of electronic bulletin boards and electronic data exchange by the pipelines to make available transportation information on a timely basis and to enable transactions to occur on a purely electronic basis, (iv) further review of the role of the secondary market for released pipeline capacity and its relationship to open access service in the primary market and (v) development of policy and promulgation of orders pertaining to its authorization of market-based rates (rather than traditional cost-of-service based rates) for transportation or transportation-related services upon the pipeline's demonstration of lack of market control in the relevant service market. It remains to be seen what effect the FERC's other activities will have on access to markets, the fostering of competition and the cost of doing business.

As a result of these changes, sellers and buyers of natural gas have gained direct access to the particular pipeline services they need and are better able to conduct business with a larger number of counter-parties. The Company believes these changes generally have improved the Company's access to markets while, at the same time, substantially increasing competition in the natural gas marketplace. The Company cannot predict what new or different regulations the FERC and other regulatory agencies may adopt, or what effect subsequent regulations may have on the Company's activities.

In the past, Congress has been very active in the area of natural gas regulation. However, as discussed above, the more recent trend has been in favor of deregulation and the promotion of competition in the natural gas industry. Thus, in addition to "first sale" deregulation, Congress also repealed incremental pricing requirements and previous gas use restraints. There are other legislative proposals pending in the federal and state legislatures which, if enacted, would significantly affect the petroleum industry. At the present time, it is impossible to predict what proposals, if any, might actually be enacted by Congress or the various state legislatures and what effect, if any, such proposals might have on the Company. Similarly, and despite the trend toward federal deregulation of the natural gas industry, whether or to what extent that trend will continue, or what the ultimate effect will be on the Company's sales of gas, cannot be predicted.

Alberta Regulation. The Alberta Ministry of Energy ("Ministry") is responsible for regulating the production, transportation and sale of Alberta's oil, natural gas, coal, electricity, and mineral resources. The Ministry operates through two distinct organizations, the Alberta Department of Energy and the Alberta Energy and Utilities Board. The Ministry is constantly promulgating rules and regulations, and revising existing rules and regulations, relating to the oil and natural gas industry in Alberta. For example, amendments to Section 24 of the Natural Gas Royalty Regulation ("Regulation") specify the various monthly and annual reports required under the Regulation and provide new penalty rules for non-compliance, effective January 1, 1999.

Alberta is one of the world's top oil and natural gas producers. 51% of the natural gas produced in Alberta is now sold into the United States. Alberta's share of the U.S. natural gas market increased to 11.6% in 1997. Gas Alberta, formerly a part of the Rural Utilities Branch of the Alberta Transportation and Utilities, was privatized on July 1, 1998. The new entity, Gas Alberta, Inc., has exclusive supply rights to rural gas cooperatives for a two year period. Moreover, the Alberta electricity market is in the process of being deregulated, and electricity direct sales could become available as early as 2001. Direct sellers of gas to core consumers (which might include small producers such as the Company) are regulated by the Alberta government under the Natural Gas Direct Marketing Regulation, and might require registration and bonding for producers dealing with core consumers. All of these regulatory factors could have a significant effect on the price of natural gas and oil in the Alberta market.

Oil Price Controls and Transportation Rates. Effective as of January 1, 1995, the FERC implemented regulations generally grandfathering all previously approved interstate transportation rates and establishing an indexing system for those rates by which adjustments are made annually based on the rate of inflation, subject to certain conditions and limitations. These regulations may tend to increase the cost of transporting oil and natural gas liquids by interstate pipeline, although the annual adjustments may result in decreased rates in a given year. These regulations have generally been approved on judicial review. The Company is not able at this time to predict the effects of these regulations, if any, on the transportation costs associated with oil production from the Company's oil producing operations.

Environmental Regulations. The Company's operations are subject to numerous federal, state and local laws and regulations governing the discharge of materials into the environment or otherwise relating to environmental protection. These laws and regulations may require the acquisition of a permit before drilling commences, restrict the types, quantities and concentration of various substances that can be released into the environment in connection with drilling and production activities, limit or prohibit drilling activities on certain lands within wilderness, wetlands and other protected areas, require remedial measures to mitigate pollution from former operations, such as pit closure and plugging abandoned wells, and impose substantial liabilities for pollution resulting from production and drilling operations. Public interest in the protection of the environment has increased dramatically in recent years. The trend of more expansive and stricter environmental legislation and regulations applied to the oil and natural gas industry could continue, resulting in increased costs of doing business and consequently affecting profitability. To the extent laws are enacted or other governmental action is taken that restricts drilling or imposes more stringent and costly waste handling, disposal and cleanup requirements, the business and prospects of the Company could be adversely affected.

The Company anticipates that it will generate waste that may be subject to the federal Resource Conservation and Recovery Act ("RCRA") and comparable state statutes. The U.S. Environmental Protection Agency ("EPA") and various state agencies have limited the approved methods of disposal for certain hazardous and non-hazardous wastes. Furthermore, certain wastes generated by the Company's oil and natural gas operations that are currently exempt from treatment as "hazardous wastes" may in the future be designated as "hazardous wastes," and therefore be subject to more rigorous and costly operating and disposal requirements.

The Company believes that it may eventually own or lease properties that have been previously used for the exploration and production of oil and gas. Although the Company's goal is to implement good operating and waste disposal practices, prior owners and operators of these properties may not have used similar practices, and hydrocarbons or other wastes may have been disposed of or released on or under the properties owned or leased by the Company or on or under locations where such wastes have been taken for disposal. In addition, these properties will likely have been operated by third parties whose treatment and disposal or release of hydrocarbons or other wastes was not under the
Company's control. These properties and the wastes disposed thereon may be subject to the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), RCRA and analogous state laws as well as state laws governing the management of oil and gas wastes. Under such laws, the Company could be required to remove or remediate previously disposed wastes (including wastes disposed of or released by prior owners or operators) or property contamination (including groundwater contamination) or to perform remedial plugging operations to prevent future contamination. The Company's operations may be subject to the Clean Air Act ("CAA") and comparable state and local requirements. Amendments to the CAA were adopted in 1990 and contain provisions that may result in the gradual imposition of certain pollution control requirements with respect to air emissions from the operations of the Company. The EPA and states have been developing regulations to implement these requirements. The Company may be required to incur certain capital expenditures in the next several years for air pollution control equipment in connection with maintaining or obtaining operating permits and approvals addressing other air emission-related issues. However, the Company does not believe its operations will be materially adversely affected by any such requirements. Federal regulations require certain owners or operators of facilities that store or otherwise handle oil, such as the Company, to prepare and implement spill prevention, control, countermeasure ("SPCC") and response plans relating to the possible discharge of oil into surface waters. The Company believes that it will be able to develop and implement the necessary plans to meet such federal requirements.

The Oil Pollution Act of 1990, ("OPA") contains numerous requirements relating to the prevention of and response to oil spills into waters of the United States. The OPA subjects owners of facilities to strict joint and several liability for all containment and cleanup costs and certain other damages arising from a spill, including, but not limited to, the costs of responding to a release of oil to surface waters. The OPA also requires owners and operators of offshore facilities that could be the source of an oil spill into federal or state waters, including wetlands, to post a bond, letter of credit or other form of financial assurance in amounts ranging from $10 million in specified state waters to $35 million in federal outer continental shelf waters to cover costs that could be incurred by governmental authorities in responding to an oil spill. Such financial assurances may be increased by as much as $150 million if a formal risk assessment indicates that the increase is warranted. Noncompliance with OPA may result in varying civil and criminal penalties and liabilities.

Future operations of the Company may also be subject to the federal Clean Water Act ("CWA") and analogous state laws. Pursuant to the requirements of the CWA, the EPA has adopted regulations concerning discharges of storm water runoff. This program requires covered facilities to obtain individual permits, participate in a group permit or seek coverage under an EPA general permit. If the Company owns properties that require permits for discharges of storm water runoff, the Company believes that it will be able to obtain, or be included under, such permits, where necessary. Like OPA, the CWA and analogous state laws relating to the control of water pollution provide varying civil and criminal penalties and liabilities for releases of petroleum or its derivatives into surface waters or into the ground. CERCLA, also known as the "Superfund" law, and similar state laws impose liability, without regard to fault or the legality of the original conduct, on certain classes of persons that are considered to have contributed to the release of a "hazardous substance" into the environment. These persons include the owner or operator of the disposal site or sites where the release occurred and companies that disposed or arranged for the disposal of the hazardous substances found at the site. Persons who are or were responsible for releases of hazardous substances under CERCLA may be subject to joint and several liability for the costs of cleaning up the hazardous substances that have been released into the environment, for damages to natural resources and for the costs of certain health studies, and it is not uncommon for neighboring landowners and other third parties to file claims for personal injury and property damage allegedly caused by the hazardous substances released into the environment.

The Company also anticipates being subject to a variety of federal, state and local permitting and registration requirements relating to protection of the environment. Management believes that the Company will be able to maintain substantial compliance with current applicable environmental laws and regulations and that continued compliance with existing requirements will not have a material adverse effect on the Company.

Operating Hazards and Insurance. The oil and natural gas business involves a variety of operating hazards and risks such as well blowouts, craterings, pipe failures, casing collapse, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, formations with abnormal pressures, pipeline ruptures or spills, pollution, releases of toxic gas and other environmental hazards and risks. These hazards and risks could result in substantial losses to the Company from, among other things, injury or loss of life, severe damage to or destruction of property, natural resources and equipment, pollution or other environmental damage, cleanup responsibilities, regulatory investigation and penalties and suspension of operations. In addition, the Company may be liable for environmental damages caused by previous owners of property purchased and leased by the Company. As a result, substantial liabilities to third parties or governmental entities may be incurred, the payment of which could reduce or eliminate the funds available for exploration, development or acquisitions or result in the loss of the Company's properties. In accordance with customary industry practices, the Company expects that it will maintain insurance against some, but not all, of such risks and losses. There can be no assurance that any insurance obtained by the Company will be adequate to cover any losses or liabilities. The Company cannot predict the availability of insurance or the availability of insurance at premium levels that justify its purchase. The occurrence of a significant event not fully insured or indemnified against could materially and adversely affect the Company's financial condition and operations. The Company may elect to self-insure if management believes that the cost of insurance, although available, is excessive relative to the risks presented. In addition, pollution and environmental risks generally are not fully insurable. The occurrence of an event not fully covered by insurance could have a material adverse effect on the financial condition and results of operations of the Company.

Title to Properties; Acquisition Risks. The Company believes that it will be able to secure satisfactory title to all of its producing properties in accordance with standards generally accepted in the oil and natural gas industry. The Company anticipates that properties purchased in the future will be subject to customary royalty interests, liens incident to operating agreements, liens for current taxes and other burdens which the Company believes will not materially interfere with the use of or affect the value of such properties. As is customary in the industry in the case of undeveloped properties, little investigation of record title is made at the time of acquisition (other than a preliminary review of local records). Investigations, including a title opinion of local counsel, are generally made before commencement of drilling operations.

The successful acquisition of producing properties requires an assessment of recoverable reserves, future oil and natural gas prices, operating costs, potential environmental and other liabilities and other factors. Such assessments are necessarily inexact and the accuracy inherently uncertain. In connection with such an assessment, the Company performs a review of the subject properties that it believes to be generally consistent with industry practices, which generally includes on-site inspections and the review of reports filed with various regulatory entities. Such a review, however, will not reveal all existing or potential problems nor will it permit a buyer to become sufficiently familiar with the properties to fully assess their deficiencies and capabilities. Inspections may not always be performed on every well, and structural and environmental problems are not necessarily observable even when an inspection is undertaken. Even when problems are identified, the seller may be unwilling or unable to provide effective contractual protection against all or part of such problems. There can be no assurances that any acquisition of property interests by the Company will be successful and, if unsuccessful, that such failure will not have an adverse effect on the Company's future results of operations and financial condition.

Uncertainty  of  Pricing  of  Oil  and  Gas.  There  is  currently   significant
uncertainty concerning the pricing of oil and natural gas worldwide. The Organization of Oil Producing Countries ("OPEC") has historically taken unilateral pricing actions which may have an adverse effect on the Company's pricing strategies for the Company's future oil and gas production or which may, in the alternative, prove beneficial to the Company. For example, OPEC has recently imposed a 1.7-million-barrels-per-day cutback in member states' production which, as of April 13, 1999, has driven up the price of gas in the United States. During the late 1980's, and up to the present, oil and gas prices have been highly volatile. Wellhead prices for oil and natural gas drop significantly from time to time because of a surplus supply of oil and natural gas, and cycles of price erosion and recovery occur regularly in the oil and natural gas markets. Significant future price erosions will have a material adverse impact on the net revenues of the Company. The availability of a market for the company's oil and natural gas production, if any, will depend upon factors largely beyond the control of the Company, including the activities of OPEC, fluctuations in climate, the availability and proximity of adequate pipeline or other transportation facilities, the amount of domestic oil and natural gas production, foreign imports of oil and natural gas, the marketing of competitive fuels, governmental regulations, and the availability of oil and natural gas from other sources.

Securities Exchange Act Industry Guide 2. The Securities Exchange Act Industry Guide 2 requires certain information be provided by small business issuers engaged in the oil and gas industry including estimates of oil and natural gas reserves. There are numerous uncertainties inherent in estimating oil and natural gas reserves and their estimated values, including many factors beyond the control of the producer. Reservoir engineering is a subjective process of estimating underground accumulations of oil and natural gas that cannot be measured in an exact manner. Estimates of economically recoverable oil and natural gas reserves and of future net cash flows necessarily depend upon a number of variable factors and assumptions, such as historical production from the area compared with production from other producing areas, the assumed effects of regulations by governmental agencies and assumptions concerning future oil and natural gas prices, future operating costs, severance and excise taxes, development costs and work-over and remedial costs, all of which may in fact vary considerably from actual results. For these reasons, estimates of the economically recoverable quantities of oil and natural gas attributable to any particular group of properties, classifications of such reserves based on risk of recovery, and estimates of the future net cash flows expected therefrom prepared by different engineers or by the same engineers but at different times may vary substantially and such reserve estimates may be subject to downward or upward adjustment based upon such factors. Actual production, revenues and expenditures with respect to the Company's reserves will likely vary from estimates, when and if made, and such variances may be material. In addition, the 10% discount factor, which is required by the Securities Exchange Commission to be used in calculating discounted future net cash flows for reporting purposes, is not necessarily the most appropriate discount factor based on interest rates in effect from time to time and risks associated with the Company or the oil and natural gas industry in general.

In general, the volume of production from oil and natural gas properties declines as reserves are depleted, with the rate of decline depending on reservoir characteristics. Except to the extent the Company conducts successful exploration and development activities or acquires properties containing proved reserves, or both, the proved reserves of the Company will decline as reserves are produced. The Company's future oil and natural gas production is, therefore, highly dependent upon its level of success in finding or acquiring additional reserves. The business of exploring for, developing or acquiring reserves is capital intensive. To the extent cash flow from operations is reduced and external sources of capital become limited or unavailable, the Company's ability to make the necessary capital investment to maintain or expand its asset base of oil and natural gas reserves would be impaired. The failure of an operator of the Company's wells to adequately perform operations, or such operator's breach of the applicable agreements, could adversely impact the Company. In addition, there can be no assurance that the Company's future exploration, development and acquisition activities will result in additional proved reserves or that the Company will be able to drill productive wells at acceptable costs. Furthermore, although the Company's revenues could increase if prevailing prices for oil and natural gas increase significantly, the Company's finding and development costs could also increase. The Wyoming Property is currently undeveloped and as such there are no records as to average sales price, production costs, total gross and net productive wells, drilling activities or delivery commitments. The Company has not performed its own examination as to the net oil or gas reserves existing on the Wyoming Property. The total amount of undeveloped acreage is 6,360 acres. According to I.T.A., the Alberta Property currently contains one existing deep abandoned natural gas well. Also according to I.T.A., during the drilling of the existing well, a gas flow was encountered from an uphole zone. The amount of undeveloped acreage on the Alberta Property is 1,120 acres. The Company anticipates that it will re-enter the existing well and plans to drill up to 3 new wells. There are no present activities on the land with no current delivery commitments. The Company has not performed its own examination as to the net oil or gas reserves existing on the Alberta Property. Neither the Alberta Property nor the Wyoming Property have proven oil or gas reserves at this time.

Competition in the Greeting Card Industry. Competition in the Internet greeting card industry is significant. Certain of the Company's competitors have more experience, management, name recognition, marketing capabilities and financial resources than the Company. The Company may also encounter increasing competition from the new as well as the existing Internet greeting card operations. The Company may also encounter indirect competition from companies selling greeting cards in the traditional storefront form. It is possible that increased competition could have a material adverse effect on the Company. Many of these competitors have greater financial and other resources, and more experience in the greeting card industry than the Company. There can be no assurance that competitors have not or will not succeed in developing technologies that are more effective than any which that have been or are being developed by the Company or which would render the greeting card operations of the Company obsolete and non-competitive.

The Company anticipates it will face significant competition from other companies including, but not limited to, (i) Cybercard, a company domiciled in Cambridge, United Kingdom, that offers the consumer an opportunity to design his or her greeting card and either send the recipient a card through the mail or have his or her card posted on the Cybercard Internet site; (ii) Based in India, an Internet company that offers animated electronic greeting cards that the sender can deliver to the recipient via e-mail; (iii) 1001 Post Cards, a company that offers the sender the opportunity to customize a postcard which is sent to the recipient via e-mail; (iv) My Sentiments Greeting Cards, an Internet company that allows the sender to customize a greeting card and send it via e-mail; and
(v) Hallmark, a company that offers the sender the option of sending an electronic greeting card. The Company, however, believes that it can meet this competition with its unique coupling of the online greeting card with the scratch and win entry.

Business Interruption; Reliance on Computer and Telecommunications Infrastructure. The Company or its subsidiary's success will be dependent in large part on its continued investment in sophisticated telecommunications and computer systems and computer software. The Company and/or its subsidiary anticipates making significant investments in the acquisition, development, and maintenance of such technologies in an effort to remain competitive and anticipates that such expenditures will be necessary on an on-going basis. Moreover, computer and telecommunication technologies are evolving rapidly and are characterized by short product lifecycles, which requires the Company to anticipate technological developments. There can be no assurance that the Company or its subsidiary will be successful in anticipating, managing or adopting such technological changes on a timely basis or that the Company or its subsidiary will have the capital resources available to invest in new technologies. In addition, the Internet Gaming business is highly dependent on computer and telecommunications equipment and software systems, the temporary or permanent loss of which, through physical damage or operating malfunction, could have a material adverse effect on the either the Company or its subsidiary's business. While neither the Company nor any of its Affiliates anticipates any problems with their computer software relating to the year 2000, operating malfunctions in the software systems of financial institutions and other parties might have an adverse affect on the operations of the Company or its subsidiary. The Internet Gaming business is materially dependent on service provided by various local and long distance telephone companies. A significant increase in the cost of telephone services that is not recoverable through an increase in the price of the Company or its subsidiary's services, or any significant interruption in telephone services, could have a material adverse effect on the Company or its subsidiary.

Employees. The Company currently has 2 part-time employees and 2 full-time employees. None of the Company's employees are subject to any collective bargaining agreements. Each employee of the Company will be required, as a condition of employment, to execute an agreement not to disclose the Company's trade secrets or other confidential information.

Reports to Security Holders. The Company is filing this Registration Statement on Form 10-SB in order to meet its obligations under the Securities and Exchange Act of 1934. The Company is currently listed on the Over-the-Counter Bulletin Board Quotation Service ("OTCBB") maintained by the National Association of Securities Dealers, Inc., under the symbol "PWDR". As such, the Company is required to provide an annual report to its security holders, which will include audited financial statements, and quarterly reports, which will contain unaudited financial statements. The Company is a reporting company. The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street NW, Washington, D.C. 20549. The public may also obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is http://www.sec.gov.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Liquidity and Capital Resources. The Company had cash resources of US$2,246.00 at December 21, 1998. For the period ended March 31, 1999, the Company had cash resources of US$271,396. The influx of cash for the period ended March 31, 1999, resulted primarily from the Company's sale of its $.0001 par value common stock. At September 30, 1999, the Company had cash resources of US$54,413.00. At September 30, 1999, the Company had total assets of US$176,229.00 and total liabilities of US$4,137.00. At September 30, 1999, total current assets exceed total current liabilities by US$172,092.00. The cash and equivalents constitute the Company's present internal sources of liquidity. Because neither the Company nor its subsidiaries are generating any significant royalty revenues, the Company's only external source of liquidity is the sale of its capital stock.

Results of Operations. The Company has not yet realized any significant revenue from operations, nor does it expect to in the foreseeable future. Loss from operations increased from $0.00 in 1997 to US$10,796.99 in 1998 due to the Company's renewed activities in locating and evaluating suitable gas and oil leases and the general, selling, and administrative amortization of organization costs. For the nine months ended September 30, 1999, the Company experienced a net loss of US$565,984.00 which resulted primarily as a result of selling, general and administrative expenses and commissions.

The Company may require additional cash to implement its business strategies, including cash for (i) payment of increased operating expenses and (ii) further implementation of those business strategies. No assurance can be given, however, that the Company will have access to the capital markets in the future, or that financing will be available on acceptable terms to satisfy the cash requirements of the Company to implement its business strategies. The inability of the Company to access the capital markets or obtain acceptable financing could have a material adverse effect on the results of operations and financial conditions of the Company.

The Company's forecast of the period of time through which its financial resources will be adequate to support its operations is a forward-looking statement that involves risks and uncertainties, and actual results could vary as a result of a number of factors.

The Company anticipates that it will need to raise additional capital within the next 12 months in order to develop, promote, produce and distribute its proposed products. Such additional capital may be raised through additional public or private financings, as well as borrowings and other resources. To the extent that additional capital is raised through the sale of equity or equity-related securities, the issuance of such securities could result in dilution of the Company's stockholders. There can be no assurance that additional funding will be available on favorable terms, if at all. If adequate funds are not available within the next 12 months, the Company may be required to curtail its operations significantly or to obtain funds through entering into arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its products that the Company would not otherwise relinquish.

The Company does not anticipate any material expenditures within the next 12 months. The Company does not anticipate any significant research and development within the next 12 months, nor does the Company anticipate that it will lease or purchase any significant equipment within the next 12 months. The Company does not anticipate a significant change in the number of its employees within the next 12 months.

The Company anticipates that it will begin to realize a positive revenue stream beginning in or about November, 1999, as a result of the activities of its subsidiary, CardStakes.com, Inc. Specifically, the Company, as a holder of 59% of CardStakes.com's issued and outstanding stock, believes that CardStakes.com, Inc.'s greeting card/scratch and win business, having recently completed its beta testing, will generate a positive revenue stream for the Company.

Plan of Operation-Alberta Property. The Company anticipates that the Alberta Property will produce mainly methane gas. The projected timetable for start-up of production on the Alberta Property is as follows: (1) In or around September, 1999, the Company anticipates that Liberty Oil & Gas Ltd. ("Liberty"), the company that will be operating the Alberta Property project, will receive a well license; (2) In or around October, 1999, the testing and evaluation of the well will be completed; (3) Also in or around October, 1999, Liberty will design and license production facilities; (4) In or around November or December of 1999, Liberty expects to procure and install production facilities; and (5) In or around the first quarter of 2000, gas production is slated to begin. The Company will have a working interest in the Alberta Property but Liberty will physically operate the facility. The Alberta Property does not contain proven oil or gas reserves at this time.

The material risks include, but are not necessarily limited to, the danger that an economically recoverable quantity of gas may not exist and there may be a fire or explosion. Liberty has assured the Company it has taken all necessary precautions to prevent the latter from occurring. The project will proceed into the production stage only if it is determined that there are enough gas reserves to justify the additional capital expense. If actual gas production occurs, Liberty will issue joint venture billings and revenue statements on a monthly basis. Liberty will also market the gas production for all interest owners unless it gets notification of intent to take in kind. Liberty is solely responsible for meeting any and all regulatory requirements.

Plan of Operation-Wyoming Property. The Company anticipates that the Wyoming Property will produce mainly oil. As discussed earlier, Derek Resources is solely responsible for the capital expenditures on the Wyoming Property. At this time, the Company cannot guarantee or predict the timetable for completion of the material steps to get the Wyoming Property producing oil. As discussed earlier, Derek Resources has until December 31, 2000 to meets its financial obligations. The Company anticipates that if the Wyoming Property produces oil, it will be sometime before December 31, 2000. As of September 14, 1999, Derek Resources had expended approximately $1,000,000 on the Wyoming Property. The Wyoming Property does not contain proven oil or gas reserves at this time.

Marketing. The Company anticipates any future production will be marketed to third parties consistent with industry practices. Typically, oil is sold at the wellhead at field-posted prices plus a bonus and natural gas is sold by contract at a negotiated price based upon factors normally considered in the industry, such as distance from the well to the pipeline, well pressure, estimated reserves, quality of natural gas and prevailing supply/demand conditions. The Company's marketing objective is to receive the highest possible wellhead price for its product. There are a variety of factors which affect the market for oil and natural gas, including the extent of domestic production and imports of oil and natural gas, the proximity and capacity of natural gas pipelines and other transportation facilities, demand for oil and natural gas, the marketing of competitive fuels and the effects of state and federal regulations on oil and natural gas production and sales. The Company does not anticipate significant difficulties in marketing the oil and natural gas it eventually produces. The oil and natural gas industry also competes with other industries in supplying the energy and fuel requirements of industrial, commercial and individual customers. The availability of a ready market for the Company's oil and natural gas production depends on the proximity of reserves to, and the capacity of, oil and natural gas gathering systems, pipelines and trucking or terminal facilities. The Company anticipates that it will deliver natural gas  through  gas  gathering  systems  and gas  pipelines  that it does not own.
Federal and state regulation of natural gas and oil production and transportation, tax and energy policies, changes in supply and demand and general economic conditions all could adversely affect the Company's ability to produce and market its oil and natural gas. The Company anticipates it will take the necessary steps to attempt to control price risk. Even if the Company takes the proper steps, it will remain subject to price fluctuations for natural gas sold in the spot market due primarily to seasonality of demand and other factors beyond the Company's control. Domestic oil prices generally follow worldwide oil prices, which are subject to price fluctuations resulting from changes in world supply and demand. The Company believes that it will be able to reduce these risks by entering into, and expects to enter into, hedge transactions in future years.

Impact of the Year 2000. The Company anticipates that the Year 2000 (commonly referred to as "Y2K") could adversely impact the business of the Company. Many business software applications use only the last two digits to indicate the applicable year. Unless these programs are modified, computers running time-sensitive software may be unable to distinguish between the year 1900 and the year 2000, which would result in system failures, miscalculations, and general disruption of operations, including, among other things, a temporary inability to process transactions or to engage in other normal business activities. Many Y2K problems might not be readily apparent when they first occur, but instead could imperceptibly degrade technology systems and corrupt information stored in computerized databases, in some cases before January 1, 2000.

The Company anticipates the completion of a preliminary assessment of each of its operations and their Y2K readiness and feels that the appropriate actions will be taken. The Company does not believe the Y2K issue will pose significant problems for the Company's computer systems. The Company anticipates that its Year 2000 remediation efforts for information technology systems, consisting primarily of software upgrades, will continue through 1999, and anticipates incurring less than $10,000 in connection with these efforts. The Company recognizes, however, that the Y2K issue could have a material impact on the operations of the Company. There is no guarantee that the systems of other companies on which the Company's systems rely will be timely readied for the Year 2000. Moreover, there can be no guarantee that the Company's suppliers, customers, or other parties with whom the Company does business will not experience significant Y2K problems, which might result in an adverse effect on the Company's operations. The Company's computer system currently runs several programs which may be affected by Y2K. The Company anticipates taking the necessary steps to determine whether the programs are Y2K compliant and, if not, what steps need to be taken to reduce the effect of Y2K.

The Company's assessment of its Year 2000 issues involves many assumptions. There can be no assurance that the Company's assumptions will prove accurate, and actual results could differ significantly from the assumptions. In conducting its Year 2000 compliance efforts, the Company has relied primarily on vendor representations with respect to its internal computerized systems and representations from third parties with which the Company has business relationships and has not independently verified these representations. There can be no assurance that these representations will prove to be accurate. A Year 2000 failure could result in a business disruption that adversely affects the Company's business, financial condition or results of operations. Although it is not currently aware of any likely business disruption, the Company anticipates developing contingency plans to address Year 2000 failures and expects this work to continue through 1999.

Item 3. Description of Property.

Property held by the Company. As of the dates specified in the following table, the Company held the following property in the following amounts:

======================== =======================================================
Property                       December 31, 1998        September 30, 1999
------------------------ -------------------------------------------------------
Cash and equivalents           US$2,246.00              US$54,413.00
======================== =======================================================

The Company defines cash equivalents as all highly liquid investments with a maturity of 3 months or less when purchased. The Company does not presently own any interests in real estate. The Company does not presently own any inventory or equipment.

The Company's Facilities. The Company does not own any real or personal property. However, the Company does lease office space from Holm Investments Ltd. The Company leases the office space for $1,700 a month. This expense is reflected in the accounts payable section of the attached financial statements. Office services are provided to the Company by Jack Sha for which he receives $2,000 per month.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

(a) Security Ownership of Certain Beneficial Owners. The following are persons, other than directors and officers, who are beneficial owners of 5% or more of the Company's issued and outstanding common stock:

                                                                        Amount and Nature of
Title of Class                 Name of Beneficial Owner                 Beneficial Owner                       Percent of Class
--------------                 ------------------------                 ---------------------                  ----------------
Warrants to Purchase           YENN Asset Management(1)                 1,100,000                              5.9%
Common Stock                   Buckingham Square, The Penthouse
                               Seven Mile Beach, West Bay Road
                               Grand Cayman, Cayman Islands

Common Stock                   J&S Overseas Holding Ltd.(2)             1,800,000(3)                            9.7%
Warrants to Purchase           Buckingham Square, The Penthouse
Common Stock                   Seven Mile Beach, West Bay Road
                               Grand Cayman, Cayman Islands

(1) The beneficial owner of YENN Asset Management is Regina Strakova, Krezdub 317, 696 64, Czech Republic.

(2) The beneficial owner of J & S Overseas Holding Ltd. is Fred Tham, 1301 Pik Hoi House, Choi Hung Estate, Kowloon, Hong Kong.

(3) Includes 800,000 shares of common stock owned by J & S and 1,000,000 unexercised warrants to purchase the Company's $.0001 par value common stock.

(b) Security Ownership by Management. As of September 30, 1999, the directors and principal executive officers of the Company beneficially owned, in the aggregate, 950,000 shares of the Company's common stock, or approximately 5.1% of the issued and outstanding shares, as set forth on the following table:

                                                                           Amount and Nature of
Title of Class                 Name of Beneficial Owner                    Beneficial Owner            Percent of Class
--------------                 ------------------------                    --------------------        ----------------
Common Shares                  Jack Sha                                    300,000 shares              3.2%
                               5550 Cambie Street, Suite 306               300,000 options
                               Vancouver, British Columbia
                               V5Z 3A2                                     President and Director

Common Shares                  Ferdinand Marehard                          300,000 shares              1.9%
                               1270 Robson Street, Suite 406               50,000 options
                               Vancouver, British Columbia                 Secretary/Treasurer
                               V6E 3Z6                                     and Director


Changes in Control. Management of the Company is not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403 of Regulation S-B.

Item 5. Directors, Executive Officers, Promoters and Control Persons.

The directors and principal executive officers of the Company are as specified on the following table:

====================================================================================================================================
Name and Address                                      Age      Position                             Term as Director
------------------------------------------------- ------------ ---------------------------------------------------------------------
Jack Sha                                              48       President and a Director             From October, 1998 to present
5550 Cambie Street, Suite 306
Vancouver, British Columbia V5Z 3A2
------------------------------------------------- ------------ ---------------------------------------------------------------------
Ferdinand Marehard                                    70       Secretary/Treasurer                  From October, 1998  to present
1270 Robson Street, Suite 406                                  and Director
Vancouver, British Columbia V6E 3Z6
====================================================================================================================================


Jack Sha is the President and a Director of the Company. Mr. Sha was the president of Tokyo Trading Ltd. from 1990 through 1994, during which time he was involved in the decision making process for various investment opportunities ranging from golf course developments to mining properties. In 1991, Mr. Sha acquired, on behalf of the Tokyo Trading Ltd., the rights to develop and market a unique essence for skin care products. In 1994, Mr. Sha underwent major surgery and was inactive until 1998.

Ferdinand Marehard is the Secretary, Treasurer and a Director of the Company. Mr. Marehard was the president of West-Mar Resources Ltd. ("West-Mar") from 1984 through 1994, during which time he managed West-Mar's participation in various foreign and domestic gas and oil leases. In 1985, Mr. Marehard managed West-Mar's participation in the development of six gas wells in Indiana, and also participated in negotiations for the acquisition of a 1,200,000 acre oil concession in Liberia, West Africa. In 1986 he acquired, on behalf of West-Mar, a 5% working interest on 40,000 acres in Adams County, Indiana. From 1990 through 1994 he participated in drilling and developing a horizontal well and in waterflood oil production in Texas. He also acquired, on behalf of West-Mar, 17,000 acres of gas and oil leases in the state of Washington. From 1975 through 1981 Mr. Marehard was the president of Hesca Resources Corp., Ltd.; from 1982 through 1984 he was the president of Demus Petro Corporation; and from 1979 through 1984 he was the president of Mar-Gold Resources, Ltd. These entities participated in the oil and gas industry and the mining industry. During this period, Mr. Marehard had a broad range of management duties for these companies, including oversight of drilling and production of oil wells in Kentucky, Texas and Utah. He also negotiated the acquisition of several properties in the Greenwood-Grandforks gold camp and negotiated financing for the various company operations. Mr. Marehard has experience in prospecting, including examination of property in the field. He has supervised placer gold leases in the Yukon and has identified and negotiated for silver, lead, zinc and copper bearing property on Vancouver Island, British Columbia. He has experience in mining and exploration for precious and base metals in British Columbia, the Yukon, the Northwest Territories and the United States. Michael Wright has extensive experience in the amusement game industry, commercial real estate sales and development as well as the gaming and lottery industries. Mr. Wright operated, sold and marketed amusement video games for Bally Manufacturing. He was an executive vice-president of Exidy where he manufactured and sold video games. Mr. Wright was involved with international sales and marketing with Taito Corporation in Japan. He was also the president of Simutrak, a company specializing in laser disc technology for coin operated video games. Mr. Wright's real estate experience involves the development and sale of commercial and single family real estate in Northern California. Mr. Wright was involved with the design, manufacture, distribution and operation of slot machines for Bally Gaming. Mr. Wright operated the National Television Bingo Lottery in Prague. He also was the president of OnPoint, a San Diego based company where he was involved in the manufacture and sale of vending machines for the lottery and transportation industries. Mr. Wright was the president and CEO of Border Capital, a Canadian public company involved in the software and design of television game shows for the global lottery industry. Mr. Wright attended the University of Portland where he majored in Mass Communications. Mr. Wright is currently the Chairman of the Company's Board of Directors. None of the above listed persons share any familial relationship. Other than the persons listed above, there are no significant employees expected by the Company to make a significant contribution to the business of the Company. All directors of the Company serve until the next annual meeting of stockholders. The Company's executive officers are appointed by the Company's Board of Directors and serve at the discretion of the Board of Directors.

Robert Klein, President of Rising Phoenix, resigned from the Company's Board of Directors. It is anticipated that Mr. Klein will not return to the Company's Board of Directors. There are no orders, judgments, or decrees of any governmental agency or administrator, or of any court of competent jurisdiction, revoking or suspending for cause any license, permit or other authority to engage in the securities business or in the sale of a particular security or temporarily or permanently restraining Mr. Sha or Mr. Marehard from engaging in or continuing any conduct, practice or employment in connection with the purchase or sale of securities, or convicting such person of any felony or misdemeanor involving a security, or any aspect of the securities business or of theft, nor are Mr. Sha or Mr. Marehard the officers or directors of any corporation or entity so enjoined.

Item 6. Remuneration of Directors and Officers.

Executive Compensation. Specified below, in tabular form, is the aggregate annual remuneration of the Company's Chief Executive Officer and the four (4) most highly compensated executive officers other than the Chief Executive Officer who were serving as executive officers at the end of the Company's last completed fiscal year. The officers of the Company received no direct compensation from the Company during the Company's most recent fiscal year. The officers of the Company are reimbursed for expenses incurred on behalf of the Company.

===================================================================================================================
Name of Individual or Identity of Group        Capacities in which Remuneration was         Aggregate Remuneration
                                               received
-------------------------------------------------------------------------------------------------------------------
Jack Sha                                       President                                    $2,000/month
===================================================================================================================

As of September 30, 1999, the Company has paid Jack Sha compensation in the following amounts.

                        =============== ==============
                        Month           Compensation
                        --------------- --------------
                        May             $700.00
                        --------------- --------------
                        June            $1,400.00
                        --------------- --------------
                        July            $1,400.00
                        --------------- --------------
                        August          $1,700.00
                        --------------- --------------
                        September       $1,000.00
                        --------------- --------------
                        October         $1,000.00
                        --------------- --------------
                        November        $1,000.00
                        =============== ==============

The Company anticipates compensating Jack Sha for accrued salary when and if the funds are available.

Directors'   Compensation.   The   directors  of  the  Company  do  not  receive
compensation in their capacities as directors. However, the directors of the Company are reimbursed for expenses incurred on behalf of the Company.

Item 7. Certain Relationships and Related Transactions.

Agreement to Purchase Rising Phoenix Development Group Ltd.'s Corporate Assets was not the result of arms-length negotiations. As specified above, on January 15, 1999, the Company signed a letter of intent to acquire all of the corporate assets of Rising Phoenix Development Group, Ltd. (previously defined as "Rising Phoenix") in exchange for 3,800,000 shares of the Company's common stock and seventy-five thousand dollars (US$75,000). The president of Rising Phoenix, Robert Klein, was on the Company's Board of Directors from February 1, 1999 through early in March, 1999, at which time Mr. Klein resigned from the Company's Board of Directors. It is anticipated that Mr. Klein will not rejoin the Company's Board of Directors.

As of September 30, 1999, the Company had advanced a total of $80,495 to its subsidiary CardStakes.com to pay for operating expenses. The Company and CardStakes.com have not yet negotiated repayment terms. However, the Company anticipates that repayment of such funds will be contingent on CardStakes.com's results of operations. The outstanding amount due to the Company bears on interest.

Anti-Dilution Provision. On or about March 9, 1999, the Company's subsidiary, CardStakes.com amended its Articles of Incorporation to include an Anti-Dilution Provision ("Provision") providing for the continuous and nondilutable 51% ownership of CardStakes.com by the Company. In or around September, 1999, the Company and Power Direct agreed that the Provision would be removed from the Company's Articles of Incorporation. As consideration for the removal of the Provision, CardStakes.com agreed to issue Power Direct 3,000,000 shares of its $.0001 par value common stock. On or about September 10, 1999, the Company's President and Secretary executed a Certificate of Amendment to the Company's Articles of Incorporation removing the Provision.

With regard to any future related party transaction, the Company plans to fully disclose any and all related party transactions, including, but not limited to,
(i) disclosing such transactions in prospectus' where required; (ii) disclose in any and all filings with the Securities and Exchange Commission, where required;
(iii) obtain uninterested directors consent; and (iv) obtain shareholder consent where required.

Transactions with Promoters. Holm Investments Ltd. is a promoter of the Company and has received 600,000 shares of common stock of the Company for promotional services provided to the Company.

Item 8. Description of Securities.

The Company is authorized to issue 100,000,000 shares of common stock, $.0001 par value, each share of common stock having equal rights and preferences, including voting privileges. As of September 30, 1999, 18,497,500 shares of the Company's common stock were issued and outstanding, with 5,370,000 shares subject to certain restrictions and 13,127,500 unrestricted shares. The shares of $.0001 par value common stock of the Company constitute equity interests in the Company entitling each shareholder to a pro rata share of cash distributions made to shareholders, including dividend payments. The holders of the Company's common stock are entitled to one vote for each share of record on all matters to be voted on by shareholders. There is no cumulative voting with respect to the election of directors of the Company or any other matter, with the result that the holders of more than 50% of the shares voted for the election of those directors can elect all of the Directors. The holders of the Company's common stock are entitled to receive dividends when, as and if declared by the Company's Board of Directors from funds legally available therefor; provided, however, that cash dividends are at the sole discretion of the Company's Board of Directors. In the event of liquidation, dissolution or winding up of the Company, the holders of common stock are entitled to share ratably in all assets remaining available for distribution to them after payment of liabilities of the Company and after provision has been made for each class of stock, if any, having preference in relation to the Company's common stock.

Holders of the shares of Company's common stock have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the Company's common stock. All of the outstanding shares of the Company's common stock are duly authorized, validly issued, fully paid and non-assessable.

                                     PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

The Company participates in the OTC Bulletin Board, Electronic Quotation System maintained by the National Association of Securities Dealers, Inc., under the trading symbol "PWDR". According to quotes provided by Standard & Poor's Comstock, the Company's common stock has closed at a low of US$0.23 and a high of US$1.09 for the 52-week period ending November 15, 1999 and closed at US$0.30 on that date. Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

As of September 30, 1999, there were two million one hundred thousand (2,100,000) warrants outstanding. YENN Asset Management is the holder of 1,100,000 of the aforementioned warrants. J & S Overseas Holdings Ltd. ("J&S") was the holder of 800,000 of warrants. On or about July 6, 1999, J&S exercised all 800,000 warrants to purchase the Company's $.0001 par value common stock at a purchase price of $.30 per share. On or about July 15, 1999, the Company issued to J&S an additional 1,000,000 warrants. The 1,100,000 YENN warrants represent the right to purchase from the Company one share of its $.0001 par value common stock at a price of $.30 per share and all of which expire by their own terms on October 31, 2000. The 1,000,000 outstanding warrants held by J&S represent the right to purchase from the Company one share of its $.0001 par value common stock at a price of $0.25 per share and all of which expire by their own terms on January 15, 2001. Between June 15, 1999 and July 7, 1999, CardStakes.com issued 7,126,531 shares of its $.0001 par value common stock to the Company pursuant to the licensing agreement between the Company and CardStakes.com. On or about August 16, 1999, the Company issued to each of its shareholders entitled to receive dividends, 1 share of CardStakes.com's $.0001 par value common stock for every 8 shares of the Company's $.0001 par value common stock. The Company issued a total of 2,199,779 shares of CardStakes.com's $.0001 par value common stock to the Company's shareholders. On or about September 10, 1999, and in consideration for the removal of the anti-dilution provision from CardStakes.com's Articles of Incorporation (more particularly described in Item 7 of this Amendment No. 2 to the Company's Registration Statement on Form 10-SB), CardStakes.com issued an additional 2,000,000 shares of its $.0001 par value common stock to the Company.

The Company has entered into stock option agreements with (i) May Joan Lin in the amount of 600,000; (ii) R. Angelo Holmes in the amount of 300,000; (iii) Jack Sha in the amount of 300,000; and (iv) Ferdinand Marchard in the amount of 50,000. All of such options are exerciseable on a 1:1 basis for the $.0001 par value common stock of the Company. The options are exerciseable at a price of $0.25 per share and expire by their own terms 18 months from the grant date.

Penny Stock Regulation. The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks". Penny stocks are generally equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the Nasdaq system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from those rules, deliver a standardized risk disclosure document prepared by the Commission, which (i) contained a description of the nature and level of risk in the market for penny stocks in both public offerings and secondary trading; (ii) contained a description of the broker's or dealer's duties to the customer and of the rights and remedies available to the customer with respect to violation to such duties or other requirements of Securities' laws; (iii) contained a brief, clear, narrative description of a dealer market, including "bid" and "ask" prices for penny stocks and significance of the spread between the "bid" and "ask" price; (iv) contains a toll-free telephone number for inquiries on disciplinary actions; (v) defines significant terms in the disclosure document or in the conduct of trading in penny stocks; and (vi) contains such other information and is in such form (including language, type, size and format), as the Commission shall require by rule or regulation. The broker-dealer also must provide, prior to effecting any transaction in penny stock, the customer (i) with bid and offer quotations for the penny stock; (ii) the compensation of the broker-dealer and its salesperson in the transaction; (iii) the number of shares to which such bid and ask prices apply, or other comparable information relating to the depth and liquidity of the market for such stock; and (iv) month account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from those rules; the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written acknowledgement of the receipt of a risk disclosure statement, a written agreement to transactions involving penny stocks, and a signed and dated copy of a written suitably statement. These disclosure requirements may have the effect of reducing the trading activity in the secondary market for a stock that becomes subject to the penny stock rules. If any of the Company's securities become subject to the penny stock rules, holders of those securities may have difficulty selling those securities.

Item 2. Legal Proceedings.

On or about April 15, 1999, a Statement of Claim, on behalf of the Company as Plaintiff, was issued by the Ontario Court, General Division. Also on or about April 15, 1999, that Statement of Claim was served on Defendant LANSource. As described in Item 1, LANSource and the Company entered into a letter agreement whereby the Company was to purchase a 12.5% interest in LANSource with an option to purchase an additional 38.5% interest. A formal agreement was to be finalized on or before March 31, 1999. The letter agreement provided that in the event a formal agreement was not consummated by March 31, 1999, the letter agreement would be null and void and LANSource would be permitted to retain all deposits made by the Company. The Company alleges that LANSource agreed that its counsel would draft the final agreement in an expeditious manner. The Company further alleges that counsel for LANSource did not produce an agreement for review by the Company until March 25, 1999. Moreover, the Company alleges that, prior to its receipt of the proposed final agreement from counsel for LANSource, the proposed agreement had not been read or approved by LANSource, the agreement was incomplete and in need of substantial revisions, and that LANSource failed and neglected to provide the essential information necessary for a meaningful review of the proposed final agreement.

The Company has alleged that it has been damaged in the amount of $1,000,000 in that LANSource breached its agreement with the Company, breached its fiduciary duty to the Company and breached its duty of good faith. In the alternative, the Company has asked that the Court either: (i) compel LANSource to perform its obligations under the agreement; (ii) order LANSource to pay into the Court a total of $300,000 representing the deposit money paid to LANSource by the Company, declare that the agreement between the Company and LANSource is rescinded and return the deposit amount to the Company; declare that LANSource has breached the agreement and proceed to trial to determine the Company's damages; or issue an order requiring LANSource to disgorge to the Company any and all profits earned by LANSource as a result of its breach. Moreover, the Company has alleged punitive damages in the amount of $100,000. While the action is pending, the Company has asked the Ontario Court to enjoin LANSource from: (i) transferring or disposing of, in any manner, its assets; (ii) borrowing funds except in the usual course of business; (iii) granting any license, franchise or similar arrangement to any person relating to its intellectual property or potential intellectual property;
(iv) issuing, distributing or transferring in any way shares, warrants, options or other securities; (v) redeeming or purchasing any of the company's shares;
(vi) taking or instituting proceedings to alter its corporate structure in any way; (vii) amending its Bylaws, Articles or any material agreements; or (viii) taking action to materially change the nature of its business in any way. The Company plans to vigorously prosecute its claim against LANSource.

Item 3. Changes in and Disagreements with Accountants.

There have been no changes in or disagreements with the Company's accountants since the formation of the Company required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 4. Recent Sales of Unregistered Securities.

There have been no sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:

On or about December 31, 1998, the Company commenced an offering of shares of its common stock in reliance on an exemption from the registration requirements of the Securities Act of 1933 ("Act") specified by the provisions of Section 3(b) of the Act and Rule 504 of Regulation D promulgated by the Securities and Exchange Commission pursuant to Section 3(b). The Company relied on Rule 504 of Regulation D because although at the time of the offering the Company was a development stage company, it did have a specific business plan other than to engage in a merger or acquire a unidentified company or companies. Through April 14, 1999, the Company had sold a total of 7,127,500 shares of its common stock pursuant to that offering. The aggregate offering price was $1,000,000. The Company was able to rely on Rule 504 of Regulation D because it met all of the requirements of such rule including, but not limited to, that rules limitation on the amount raised. Gross proceeds from the offering were US$1,000,000 in cash, as follows:

3,000,000 shares at US$.08 per share (total US$240,000)
1,000,000 shares at US$.10 per share (total US$100,000)
1,562,500 shares at US$.22 per share (total US$343,750)
500,000 shares at US$.15 per share (total US$75,000)
500,000 shares at US$.20 per share (total US$100,000)
565,000 shares at US$.25 per share (total US$141,250)

The offering price for the Company's shares of common stock was arbitrarily established by the Company and had no relationship to assets, book value, revenues or other established criteria of value. The total number of purchasers was eleven (11). Proceeds from the 504 offering were used for, among other purposes, working capital, including legal fees; office equipment and office expenses; and to finance the Company's various acquisition contracts.

On or about January 6, 1999, the Company issued 600,000 shares of its $.0001 par value common stock for cash. Those shares were issued in reliance upon an exemption from the registration requirements of the Securities Act of 1933 ("Act") specified by the provisions of Regulation S of the Act promulgated by the Securities and Exchange Commission. Specifically, the issuance was made to a "non-U.S. person outside the United States of America" as that term is defined under applicable state and federal securities laws. The proceeds to the Company were US$6,000.00. Such proceeds were used for working capital.

On or about January 28, 1999, the Company issued 600,000 shares of its $.0001 par value common stock as compensation for consulting services rendered. Those shares were issued in reliance upon an exemption from the registration requirements of the Securities Act of 1933 ("Act") specified by the provisions of Regulations of the Act promulgated by the Securities and Exchange Commission. Specifically, the issuance was made to a "non-U.S. person outside the United States of America" as that term is defined under applicable state and federal securities laws. The Company valued those consulting services at US$120,000.00.

On or about April 30, 1999, the Company issued to YENN Asset Management, a company located in the Cayman Islands, 1,100,000 warrants to subscribe for and purchase from the Company one share of the Company's $.0001 par value common stock at a purchase price of $0.30 per share. The warrants were issued in reliance upon the exemption from the registration requirements of the Act as set forth in Regulation S promulgated by the Securities and Exchange Commission. Specifically, the issuance was made to a "non-U.S. person outside the United States of America" as that term is defined under applicable federal and state securities laws. On or about September 15, 1999, YENN Asset Management exercised 100,000 of such warrants at $0.30 per share resulting in gross proceeds to the Company of US $30,000.

On or about April 30, 1999, the Company issued to J&S Overseas Holdings Ltd., a company located in the Cayman Islands ("J&S"), 800,000 warrants to subscribe for and purchase from the Company one share of the Company's $.0001 par value common stock at a purchase price of $0.30 per share. The warrants were issued in reliance upon the exemption from the registration requirements of the Act as set forth in Regulation S promulgated by the Securities and Exchange Commission. Specifically, the issuance was made to a "non-U.S. person outside the United States of America" as that term is defined under applicable federal and state securities laws. On or about July 7, 1999, J&S exercised all 800,000 warrants to purchase the Company's $.0001 par value common stock at a purchase price of $.30 per share.

Pursuant to the terms of the Compte Agreement, the Company, on or about June 15, 1999, issued 3,000,000 shares of its $.0001 par value common stock to Compte De Sierge Accomodative Corp., a Panama corporation. The shares were issued in reliance upon the exemption from the registration and prospectus delivery requirements of the Act as set forth in Regulation S promulgated by the Securities and Exchange Commission. Specifically, the issuance was made to a "non-U.S. person outside the United States of America" as that term is defined under applicable federal and state securities laws. The Company valued those shares at US$0.50 per share, the market price at the time of the Compte Agreement was executed.

Also, on or about June 15, 1999, the Company issued 20,000 shares of its $.0001 par value common stock for services rendered. Those shares were issued in reliance upon an exemption from the registration requirements of the Securities Act of 1933 ("Act") specified by the provisions of Regulation S of the Act promulgated by the Securities and Exchange Commission. Specifically, the issuance was made to a "non-U.S. person outside the United States of America" as that term is defined under applicable state and federal securities laws. The Company valued those services at US$5,000.00.

On or about June 30, 1999, the Company issued 250,000 shares of its $.0001 par value common stock for services rendered. Those shares were issued in reliance upon an exemption from the registration requirements of the Securities Act of 1933 ("Act") specified by the provisions of Section 4(2) of the Act and Rule 506 of Regulation D promulgated by the Securities and Exchange Commission pursuant to that Section 4(2). The Company valued those services at US$50,000.00.

On or about July 15, 1999, pursuant to the J & S Agreement the Company issued to J&S Overseas Holdings Ltd., a company located in the Cayman Islands ("J&S"), 1,000,000 warrants to subscribe for and purchase from the Company one share of the Company's $.0001 par value common stock at a purchase price of $0.25 per share. The warrants were issued in reliance upon the exemption from the registration requirements of the Act as set forth in Regulation S promulgated by the Securities and Exchange Commission. Specifically, the issuance was made to a "non-U.S. person outside the United States of America" as that term is defined under applicable federal and state securities laws.

Item 5. Indemnification of Directors and Officers.

Article VII of the Company's Bylaws provides that no officer or director of the Company shall be personally liable for obligations of the Company or for any duties or obligations arising out of any acts or conduct of such an officer or director performed for on behalf of the Company. That Article VII also provides that the Company shall indemnify each officer and director from and against any and all claims, judgments and liabilities by reason of any action taken or omitted to have been taken by him or her as a director or officer, and also provides that the Company shall reimburse each officer and director for all legal and other expenses reasonably incurred in connection with such a claim or liability; provided, however, that such officers and directors shall not be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of such a person's own negligence or willful misconduct.

Moreover, Article Five of the Company's Restated and Amended Certificate of Incorporation filed January 13, 1999 with the Delaware Secretary of State provides, in pertinent part, that the directors of the Company shall not be personally liable to the Company or its stockholders for breach of fiduciary duty as a director, except for (1) breach of such director's duty of loyalty to the Company or its stockholders, (2) for acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law, (3) for transactions in which such director derived improper personal benefit, or (4) pursuant to the provisions of Section 174 of the General Corporation Law. The Company anticipates that it will enter into indemnification agreements with each of its officers and directors pursuant to which the Company agrees to indemnify each such officer and director for all expenses and liabilities, including criminal monetary judgments, penalties and fines, incurred by such officer and director in connection with any criminal or civil action brought or threatened against such officer or director by reason of such officer or director being or having been an officer or director of the Company. In order to be entitled to indemnification by the Company, such officer or director must have acted in good faith and in a manner such person believed to be in the best interests of the Company and, with respect to criminal actions, such officer or director must have had no reasonable cause to believe his or her conduct was unlawful.

IN THE OPINION OF THE SECURITIES AND EXCHANGE COMMISSION, INDEMNIFICATION FOR LIABILITIES ARISING PURSUANT TO THE SECURITIES ACT OF 1933 IS CONTRARY TO PUBLIC POLICY AND, THEREFORE, UNENFORCEABLE.

                                    PART F/S

Copies of the financial statements specified in Regulation 228.310 (Item 310) are filed with this Registration Statement, Form 10-SB.

(a)  Index to Financial Statements.                          Page
-----------------------------------                          ----

1    Independent Auditor's Report                             F-1

2    Audited Balance Sheets
     as at December 31, 1998                                  F-2

3    Audited Statement of Operations
     for Period From January 1, 1998, to
     December 31, 1998                                        F-3

4    Audited Statement of Changes to Stockholders'
     Equity for Period From January 1, 1998, to
     December 31, 1998                                        F-4

5    Audited Statement of Cash Flows
     for Period From January 1, 1998, to
     December 31, 1998                                        F-5

6    Notes to Audited Financial Statements                    F-6 through F-7

7    Independent Auditor's Report                             F-8

8    Audited Balance Sheet as at September 30, 1999           F-9 through F-10

9    Audited Statement of Operations For Period From
     January 1, 1998, to September 30, 1999                   F-11

10   Audited Statement of Cash Flows For Period From
     January 1, 1998, to September 30, 1999                   F-12

11   Audited Statement of Changes in Stockholders' Equity
     For Period From January 1, 1998, to September 30, 1999   F-13

12   Notes to Audited Financial Statements                    F-14 through F-17

                                    PART III

Item 1. Index to Exhibits

Copies of the following documents are filed with this Amendment No. 2 to Registration Statement, Form S-B, as exhibits:

1    Agreement to Sell URL Between the Company
     and Holm Investments                                                   E-1

                                   SIGNATURES

     In accordance with the provisions of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Amendment No. 2 to Registration Statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Canada, on December 9, 1999.

                                                     Power Direct, Inc.,
                                                     a Delaware corporation


                                                     By:  /s/ Jack Sha
                                                          ------------------
                                                          Jack Sha
                                                     Its: President

James E. Slayton, CPA
--------------------------------------------------------------------------------
3867 WEST MARKET STREET
SUITE 208
AKRON, OHIO 44333


                          INDEPENDENT AUDITORS' REPORT

Board of Directors                                                March 8, 1999
Power Direct, Inc. (the Company)


     I have audited the Balance Sheet of Power Direct, Inc. (A Development State Company), as of December 31, 1998, December 31, 1997, and December 31, 1996 and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period January 1, 1998 to December 31, 1998, and the two years ended December 31, 1997 and December 31, 1996. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also inc1udes assessing the accounting princip1es used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Power Direct, Inc., (A Development State Company), at December 31, 1998, December 31, 1997 and December 31, 1996, and the results of its operations and cash flows for the period January 1, 1998 to December 31, 1998, and the two years ended December 31, 1997, and December 31, 1996, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, The Company has had limited operations and has not established a long term source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ James E. Slayton


James E. Slayton, CPA
Ohio License ID# 04-1-15582

                               Power Direct, Inc.
                          (A Development Stage Company)

                                  BALANCE SHEET
                                      AS AT
                                December 31, 1998

                                           December       December      December
                                           31, 1998       31, 1997      31, 1996
    ASSETS

Current Asset
Cash in Bank                                2246.00         0.00          0.00
Other Current Assets                           0.00         0.00          0.00
                                          ---------    ---------     ---------
Total Current Assets                        2246.00         0.O0          0.00


OTHER ASSETS
Organization Costs net of Amortization         0.00         0.00          0.00
                                          ---------    ---------     ---------
TOTAL ASSETS                                2246.00         0.00          0.00
                                          =========    =========     =========





    LIABILITIES & EQUITY
Current Liabilities
Accounts Payable                           13042.99                       0.00


    EQUITY
Capital Stock                                600.00       100.00        100.00
Additional paid in capital                   400.00       900.00        900.00
Retained Earnings                         -10796.99     -1000.00      -1000.00
                                          ---------    ---------     ---------
Total Stockholders' Equity                -10796.99         0.00          0.00
                                          ---------    ---------     ---------
    TOTAL LIABILITIES & OWNERS EQUITY       2246.00         0.00          0.00
                                          =========    =========     =========



           See accompany notes to financial statements & audit report

                               Power Direct, Inc.
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS
                                   FOR PERIOD
                      January 1, 1998 to December 31, 1998

                                                              September
                                                              15, 1993
                                                             (Date of)
                                                             Inception)
                                                                 to
                                                              December       December       December
                                                              31, 1998       31, 1998       31, 1997
    REVENUE
Services                                                           0.00           0.00           0.00

    COSTS AND EXPENSES
Selling, General and Administrative                           11,796.99      10,796.99           0.00
Amortization of Organization Costs

            Total Costs an Expenses                           11,796.99      10,796.99           0.00
                                                             ----------     ----------     ----------
                       Net Ordinary Income or (Loss)         -11,796.99     -10,796.99           0.00
                                                             ==========     ==========     ==========
Weighted average
number of common
shares outstanding                                            6,000,000      2,000,000      2,000,000

   Net Loss
   Per Share                                                      -0.002       -0.0064              0

          See accompany notes to financial statements & audit report.

                               Power Direct, Inc.
                           A Development Stage Company

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                                   FOR PERIOD
                      January 1, 1998 to December 31, 1998

                                                                      Deficit
                                                                    accumulated
                                                     Additional        during
                              Common Stock            paid-in       development
                           Shares        Amount       capital          stage
                         ----------     --------     --------       ----------

Balance
December 31, 1995         8,000,000       800.00        400.00        -1,000.00

Net loss year ended
December 31, 1996                                                         0.00

Net loss year ended                                                       0.00
December 31, 1997

Net Loss
January 1, 1998
December 31, 1998                                                  ($10,796.99)

                         ----------     --------     --------       ----------

Balance
December 31, 1998         8,000,000      $800.00      $400.00      ($11,796.99)
                         ==========     ========     ========       ==========


           See accompany notes to financial statements & audit report
                                       -4-

                               Power Direct, Inc.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
                                   FOR PERIOD
                      January 1, 1998 to December 31, 1998

                                                              September
                                                               13, 1993
                                                               (Date of
                                                              Inception)
                                                                  to
                                                               December      December      December
                                                               31, 1998      31, 1998      31, 1997
CASH FLOWS FROM OPERATING ACTIVITIES
  Net Loss from operations                                    -11,796.99    -10,796.99         0.00

            Net Cash provided by Operating Activities         -11,796.99    -10,796.99         0.00


  Increase in current assets                                        0.00          0.00         0.00
  Increase in other assets                                          0.00          0.00         0.00
  Increase in current liabilities                              13,042.99     13,042.99         0.00
                                                              ----------    ----------   ----------
           Cash provided by Operating Activities                1,246.00      2,246.00         0.00
                                                              ----------    ----------   ----------
           Net cash flow provided by operating activities       1,246.00      2,246.00         0.00

CASH FLOWS FROM INVESTING ACTIVITIES
   Deposit on Asset Purchase Agreement

           Net Cash used by investing activities                    0.00          0.00         0.00

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Capital Stock                                       1,000.00

           Net cash provided by financing activities            1,000.00          0.00         0.00

           Net Increase (decrease) in cash                      2,246.00      2,246.00         0.00
           Cash and cash equivalents, December 31, 1998             0.00          0.00         0.00
           Cash and cash equivalents, end of year               2,246.00      2,246,00         0,00



           See accompany notes to financial statements & audit report
                                       -5-

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized September 13, 1993, under the laws of the State of Delaware, as Power Direct, Inc. The Company currently has no operations and in accordance with SFAS #7, the company is considered a development stage company.

     On September 30, 1993, the company issued 10,000 Shares of its .01 par value common stock for cash of $1,000.00.

     On July 30, 1998, the State of Delaware approved the Company's restated Articles of Incorporation, which increased its capitalization from 10,000 common shares to 25,000,000 common shares. The par value was changed from $.01 par value to $0.0001.

     On July 30, 1998, the Company forward split its common stock 200:1, thus increasing the number of outstanding common stock shares from 10,000 to 2,000,000 shares.

     On October 21, 1998, the Company forward split its common stock 3:1, thus increasing the number of outstanding common stock shares from 2,000,000 to 6,000,000 shares.

     On December 16, 1998, the Company increased its capitalization from 25,000,000 common shares to 100,000,000 common shares. The par value remained at $0.0001.

     The Statement of Stockholder's equity reflects changes in par value and common stock splits retroactively.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

     Accounting polices and procedures have not been determined except as follows:

          1. The Company uses the accrual method of accounting.

          2. Earnings per share is computed using the weighted average number of shares of common stock outstanding.

          4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

          5. The Company has not yet adopted all accounting pronouncements issued. The effect on the financial statements is deemed insignificant and immaterial and there were no adjustments made to the financial statements.

          6. Organization costs were expensed when incurred.

                               Power Direct, Inc.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 1998

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital or revenues, it would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital though a merger with an existing operating company.

NOTE 4 - RELATED PARTY TRANSACTION

     The Company neither owns or leases any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

NOTE 5 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.

James E. Slayton, CPA
--------------------------------------------------------------------------------
2858 WEST MARKET STREET
SUITE C
FAIRLAWN, OHIO 44333


                                INDEPENDENT AUDITORS' REPORT
Board of Directors                                             November 19, 1999
Power Direct, Inc. (the Company)


         I have audited the Balance Sheet of Power Direct, Inc. (A Development Stage Company), as of September 30, 1999, December 31, 1998 and December 31, 1997 and the related Statements of Operations, Stockholders' Equity and Cash Flows for the period January 1, 1999 to September 30, 1999 and the two years ended December 31, 1998 and December 31, 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

         I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis evidence supporting the amounts and disclosures in the financial statement presentation. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

         In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Power Direct, Inc., (A Development Stage Company), at September 30, 1999, December 31, 1998 and December 31, 1997, and the results of its operations and cash flows for the period January 1,1999 to September 30, 1999 and the two years ended December 31,1998, and December 31, 1997, in conformity with generally accepted accounting principles.

         The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 3 to the financial statements, The Company has had limited operations and has not established a long term source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters are also described in Note 3. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



James E. Slayton, CPA
Ohio License ID# 04-1-15582

                               Power Direct, Inc.
                          (A Development Stage Company)

                           CONSOLIDATED BALANCE SHEET

                                   September         December        December
                                   30, 1999          31, 1998        31, 1997
   ASSETS

Current Asset
Cash in Bank                        54,490.00        2,246.00            0.00
Accounts Receivable                 39,321.00            0.00            0.00
Other Current Assets                 2,000.00

Total Current Assets                95,811.00         2246.00            0.00


OTHER ASSETS
Other Assets                         1,123.00            0.00            0.00
Universal Resource Locator         200,000.00
Investments                      1,944,910.00


                                 --------------------------------------------
                                 2,146,033.00            0.00            0.00

 TOTAL ASSETS                    2,241,844.00        2,246.00            0.00
                                 ============================================


                  See accompany notes to financial statements

                               Power Direct, Inc.
                          (A Development Stage Company)

                           CONSOLIDATED BALANCE SHEET

                                                   September            December          December
                                                    30,1999             31, 1998           31,1997
    LIABILITIES & EQUITY
Current Liabilities
Accounts Payable                                     4,137.00          13,042.99
                                               ---------------------------------------------------
Total Liabilities                                    4,137.00          13,042.99              0.00



Minority interest in Subsidiary ($26,971 at time
of acquisition less income attributable to
minority interest $50,968)                         (23,997.00)

    EQUITY

Common Stock, $.0001 par value, authorized
100,000,000 common shares; issued and
outstanding at 12/31/97, 6,000,000 common
shares; issued and outstanding at 12/31/98,
6,000,000 common shares; issued and
outstanding at 09/30/99, 18,497,500                  1,850.00             600,00            100.00

Additional paid in capital                       2,950,150.00             400.00            900.00

Retained Earnings                                 (690,296.00)        (11,796.99)        (1,000.00)


Total Stockholders' Equity                       2,261,704.00         (10,796.99)             0.00
                                               ---------------------------------------------------
TOTAL LIABILITIES & OWNER'S EQUITY               2,241,844.00           2,246.00              0.00
                                               ===================================================










                   See accompany notes to financial statements
                                       -3-

                                      F-1O

                               Power Direct, Inc.
                          (A Development Stage Company)

                      CONSOLIDATED STATEMENT OF OPERATIONS
                               FOR PERIODS ENDING

                                                           Date of
                                                           Inception
                                                           to
                                                           September          September         December            December
                                                           30,1999            30,1999           31,1998              31,1997
    REVENUE
Services                                                         0.00             0.00              0.00              0.00

   COSTS AND
EXPENSES
Selling, General and Administrative                        644,868.00       633,071.00         10,797.00              0.00
Commissions                                                 99,500.00        99,500.00
                                                         -----------------------------------------------------------------
             Total Costs and
             Expenses                                      620,056.00       608,259.00         10,797.00              0.00
                                                         -----------------------------------------------------------------

Other Income (Expense):
Interest Income                                              3,104.00         3,104.00


                                                         -----------------------------------------------------------------

             Total Other Income (Expense)                    3,104.00         3,104.00              0.00              0.00



Net Ordinary Income or (Loss) before Minority
Interest                                                  (741,264.00)     (729,467.00)       (10,797.00)             0.00
                                                         -----------------------------------------------------------------
Less: Income or (Loss) attributed to Minority
Interest 41*$124312                                        (50,968.00)      (50,968.00)             0.00              0.00
                                                         -----------------------------------------------------------------
Net Ordinary Income or (Loss)                             (690,296.00)     (678,499.00)       (10,797.00)             0.00
                                                         =================================================================


Weighted average number of common shares
outstanding                                                13,882,778       13,882,778         6,000,000         2,000,000


    Net Loss Per Share                                          -0.053          -0.052           -0.0018

                  See accompany notes to financial statements

                                      F-l1

                               Power Direct, Inc.
                          A Development Stage Company)

                  STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
                               FOR PERIODS ENDING
           December 31, 1997, December 31, 1998 and September 30, 1999

                                                                                                  Deficit
                                                                                                accumulated
                                                                                Additional         during            Total
                                                      Common Stock               paid-in        development      Stockholder's
                                                 Shares          Amount          capital           stage            Equity
                                            --------------------------------------------------------------------------------
Balance December 31, 1995                        6,000,000       600.00             400.00       (1,000.00)

Balance December 31. 1996                        6,000,000       600.00             400.00       (1,000.00)

Balance December 31. 1997                     6,000,000.00       600.00             400.00       (1,000.00)

Net loss year ended December 31, 1998                                                           (10,797.00)      (10,797.00)
                                            --------------------------------------------------------------------------------

Balance December 31, 1998                        6,000,000      $600.00            $400.00     ($11,797.00)      (10,797.00)

                                            --------------------------------------------------------------------------------
January 6. 1999 Issued for cash                    600,000        60.00           5,940.00                         6,000.00

January 28, 1999
Issued for consulting services                     600,000        60.00         119,940.00                          120,000

April 14, 1999 Issued for cash                   7,127,500       712.75         999,287.25                        1,000,000

On or about June 15, 1999
issued for licensing agreement                   3,000,000       300.00       1,499,700,00                        1,500,000

June 15, 1999
Issued for services rendered                        20,000         2.00           4,998.00                         5,000.00

June 30, 1999
Issued for services rendered                       250,000        25.00          49,975,00                        50,000.00

July 20, 1999
Issued for cash                                    800,000        80.00         239,920.00                       240,000.00

September 15, 1999
Issued for cash                                    100,000        10.00          29,990.00                        30,000.00

Net loss January 1, 1999 to September
30, 1999                                                                                       (678,499.00)     (678,499.00)
                                            --------------------------------------------------------------------------------
Balance September 30, 1999                      18,497,500    $1,849.75      $2,950,150.25    ($690,296.00)      $2,261,704
                                            ================================================================================

                   See accompany notes to financial statements
                                      -5-

                               Power Direct, Inc.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS
                                   FOR PERIOD

                                                          Date of           January 1,
                                                          Inception         1999
                                                          to                to
                                                          September         September           December          December
                                                          30,1999           30,1999             31,1998            31,1997
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss) from operations                                (690,296.00)      (678,499.00)       (10,797.00)             0.00
Adjustments to reconcile net income to net cash
provided
Depreciation Expense                                             0.00
Amortization of Intangible Assets (Minority
Interest)                                                   41,667.00         41,667.00
Services rendered in exchange for stock                    155,000.00        155,000.00
Increase in current assets                                 (41,321.00)       (41,321.00)
Increase (Decrease) in current
liabilities                                                  4,137.00         (8,906.00)        13,043.00
                                                      ---------------------------------------------------------------------
Net Cash provided by Operating Activities                 (530,813.00)      (532,059.00)         2,246.00              0.00


CASH FLOWS FROM INVESTING ACTIVITIES



Purchase of Long Term Investments                          691,697.00        491,697.00


                                                      ---------------------------------------------------------------------
              Net cash used by investing activities        691,697.00        691,697.00                               (0.00)


CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of Capital Stock                                1,277,000.00      1,276,000.00


             Net cash provided by financing
             activities                                  1,277,000.00      1,276,000.00              0.00              0.00


             Net increase (decrease) in cash                54,490.00         52,244.00          2,246.00              0.00
             Cash and cash equivalents, beginning
             of period                                           0.00          2,246.00              0.00              0.00
             Cash and cash equivalents, end of
             year                                           54,490.00         54,490.00          2,246.00              0.00


                  See accompany notes to financial statements

                               Power Direct, Inc.
                          (A Development Stage Company)
                         NOTES TO FINANCIAL STATEMENTS

NOTE 1- HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized September 13, 1993, under the laws of the State of Delaware, as Power Direct, Inc. The Company currently has no operations and in accordance with SFAS #7, the Company is considered a development stage company.

     On September 30, 1993, the company issued 10,000 Shares of its $.01 par value common stock for cash of $ 1,000.00.

     On July 30, 1998, the State of Delaware approved the Company's restated Articles of Incorporation, which increased its capitalization from 10,000 common shares to 25,000,000 common shares. The par value was changed from $.01 par value to $0.0001.

     On July 30, 1998, the Company forward split its common stock 200:1, thus increasing the number of outstanding common stock shares from 10,000 to 2,000,000 shares.

     On October 21, 1998, the Company forward split its common stock 3:1, thus increasing the number of outstanding common stock shares from 2,000,000 to 6,000,000 shares.

     On December 16, 1998, the Company increased its capitalization from 25,000,000 common shares to 100,000,000 common shares. The par value remained at $0.0001.

     The Statement of Stockholder's equity reflects changes in par value and common stock splits retroactively.

     On January 6, 1999, the Company issued 600,000 shares of its $0.0001 par value common stock for $6,000.00 in cash.

     On January 28, 1999, the Company issued 600,000 shares of its $0.0001 par value common stock for services rendered in the amount of $120,000.00.

     On April 14, 1999, the Company completed a Regulation it Rule 504 offering, issuing 7,127,500 shares of its $0.0001 par value common stock for $1,000,000.00 in cash. These shares were issued at varying prices which reflected market prices at time of subscription.

     On or about June 15, 1999, the Company issued 3,000,000 shares of its $0.0001 par value common stock for a licensing agreement valued at $.50 per share, the market price at the time the agreement was reached. There will be a future exchange of an additional 3,000,000 shares of common stock when the licensing agreement is finalized.

     On June 15, 1999, the Company issued 20,000 shares of its $0.0001 par value common stock for services rendered in the amount of $5,000.00.

                               Power Direct, Inc.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS


NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY-continued

     On June 30,1999, the Company issued 250,000 shares of its $0.0001 par value common stock for services rendered in the amount of $50,000.00.

     On July 20, 1999, the Company issued 800,000 shares of its $0.0001 par value common stock for cash in the amount of $240,000.00 and redeemed 800,000 warrants.

     On September 15, 1999, the Company issued 100,000 shares of its $0.0001 par value common stock for cash in the amount of $30,000 and redeemed 100,000 warrants.

NOTE 2 - ACCOUNTING POLICIES AND PROCEDURES

     Accounting polices and procedures have not been determined except as follows:

     1. The Company uses the accrual method of accounting.

     2. Basic earnings per share is computed using the weighted average number of shares of common stock outstanding. Diluted earnings per share were not included as the inclusion of warrants is anti-dilutive.

     3. The Company has adopted December 31 as its fiscal year end.

     4. The Company has not yet adopted any policy regarding payment of dividends. No dividends have been paid since inception.

     5. The Company has not yet adopted all accounting pronouncements issued. The effect on the financial statements is deemed insignificant and immaterial and there were no adjustments made to the financial statements.

     6. Organization costs were expensed when incurred.

     7. The Company records its inventory at cost.

     8. The preparation of financial statements in conformity with generally accepted accounting principles requires that management make estimates and assumptions which affect the reported amounts of assets and liabilities as at the date of the financial statements and revenues and expenses for the period reported. Actual results may differ from these estimates.

     9. The Company's Statement of Cash Flows is reported utilizing cash (currency on hand and demand deposits) and cash equivalents( short-term, highly liquid investments). The Company's Statement of Cash Flows is reported utilizing the indirect method of reporting cash flows.

                               Power Direct, Inc.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

     10. The cast of plant and equipment is depreciated over the estimated useful life of the equipment utilizing the straight line method of depreciation-The amount of depreciation recorded during this period was $0.00.

     11. Power Direct, Inc. purchased a majority interest in Cardstakes.com. The Company has accounted for the business combination as a consolidation. All intercompany eliminations have been made.

     12. The Company has incurred Universal Resources Locator's costs as part of web site development. The costs of the web site will be amortized over 60 months, once the development is complete and in operations.

     13. The Company experienced losses since its inception September 13, 1993 (Date of inception) to September 30, 1999. The Company will review its need for a provision for federal income tax after each operating quarter and each period for which a statement of operations is issued. There has not been any deferred tax benefits recorded as management has deemed it less than likely that the net operating losses will be utilized. The net operating loss carryforwards will begin to expire in 2008.

     14. The Company has purchased interests in Vertizonal, Rising Phoenix and LANSource. Vertizonal and Rising Phoenix investments have been recorded utilizing the equity method of accounting. The Company alleges that LANSource breached the agreement and is currently in negotiations to settle the alleged breach.

NOTE 3 - GOING CONCERN

     The Company's financial statements are prepared using the generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company has no current source of revenue. Without realization of additional capital or revenues, It would be unlikely for the Company to continue as a going concern. It is management's plan to seek additional capital through a merger with an existing operating company.

NOTE 4 - RELATED PARTY TRANSACTION

     The Company does not own any real or personal property. Office services are provided without charge by a director. Such costs are immaterial to the financial statements and, accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may, in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.

                               Power Direct, Inc.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS

NOTE 5 - WARRANTS AND OPTIONS

     On July 15, 1999, the Company issued warrants to J & S Overseas Holding as part of the purchase agreement for URL. At September 30, 1999, there were 1,000,000 of these warrants outstanding. The warrants may be exercised one warrant for one share of the Company's common stock and $0.25 cents per share.

         On April 30, 1999, the Company issued warrants to Yenn Assets as part of a Regulation S offering. At September 30, 1999, there were 1,000,000 of these warrants outstanding. The warrants may be exercised one warrant for one share of the Company's common stock and $0.30 cents per share.

     The warrants have not been assigned a value, as the monetary value of these warrants is not readily determined since the warrants are not trading.

     The Company has options agreements with the following individuals.

                  May Joan Liu                          600,000
                  R. Angelo Holmes                      399,000
                  Jack Sha                              300,000
                  Ferdinand Marehard                     50,000

     The options may be exercised on a one option for one share of the Company's common stock and $0.25 cents per share. The options are good for a period of 18 months from grant date.

     The Company following the guidelines of the fair value method did not record any compensation expense at the issue of these options. The options were not issued under a formal or informal compensation package or agreement. The options were issued by a development stage company which exhibits a high volatility factor exhibited by the fluctuation in the market prices both before and since the grant date. There are no expected dividends in the exercise period. The options are not dependent on performance by the holders of the options. If the Company had recorded compensation expense, the net loss from inception would have increased from ($690,296.00) to ($1,079,046.00)

NOTE 6 - LONG TERM COMMITMENTS

     The Company does not have any long term rental agreements nor does it have any long term debt obligations.


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                                      F-17